FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 24, 2018

Barclays PLC

Q3 2018 Results Announcement

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361 AND 333-225082) AND FORM F-3 (333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Barclays PLC	1

The Report comprises the following:

Exhibit 99.1	Results of Barclays PLC Group as of, and for the nine months ended, 30 September 2018.

Exhibit 99.2

A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2018, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

Barclays PLC	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: October 24, 2018	By:	/s/ Garth Wright
Name: Garth Wright

Title: Assistant Secretary

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Exhibit 99.1

Barclays PLC

This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2018, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

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Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2018 to the corresponding nine months of 2017 and balance sheet analysis as at 30 September 2018 with comparatives relating to 31 December 2017 and 30 September 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the date these interim results were approved.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 23 October 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 43 to 54 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Attributable profit excluding litigation and conduct represents attributable profit excluding litigation and conduct charges. The comparable IFRS measure is attributable profit. A reconciliation is provided on pages 45-51;

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 52;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.0% (2017: 12.0%) of risk weighted assets for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page 52;

– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on page 52;

– Basic earnings per share excluding litigation and conduct is calculated by dividing statutory profit after tax attributable to ordinary shareholders excluding litigation and conduct charges, including an adjustment for the tax credit in reserves in respect of other equity instruments, by the basic weighted average number of shares. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on pages 45-47;

– Cost: income ratio excluding litigation and conduct represents operating expenses excluding litigation and conduct charges, divided by total income. The comparable IFRS measure is cost: income ratio. A reconciliation is provided on pages 45-49;

– Operating expenses excluding litigation and conduct represents operating expenses excluding litigation and conduct charges. The comparable IFRS measure is operating expenses. A reconciliation is provided on pages 45-49;

– Profit before tax excluding litigation and conduct represents profit before tax excluding litigation and conduct charges. The comparable IFRS measure is profit before tax. A reconciliation is provided on page 45-51;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 53;

– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 53;

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Notes

– Return on average allocated tangible equity excluding litigation and conduct is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent excluding litigation and conduct charges, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 54;

– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 53; and

– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 51.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Performance Highlights

●

Barclays Group profit before tax was £3,120m (Q317 YTD: £3,448m), which included litigation and conduct charges of £2.1bn (Q317 YTD: £0.8bn) principally related to a £1.4bn settlement with the US Department of Justice (DoJ) with regard to Residential Mortgage-Backed Securities (RMBS) and charges of £400m (Q317 YTD: £700m) due to Payment Protection Insurance (PPI) in Q118

●

Excluding litigation and conduct charges, Group profit before tax increased 23% to £5,267m despite the adverse effect of the 5% depreciation of average USD against GBP. This increase in profit before tax was driven by a 53% improvement in credit impairment charges, primarily reflecting improved consensus-based macroeconomic forecasts in the UK and US, single name recoveries in wholesale banking and portfolio adjustments as IFRS 9 continues to embed, and a 3% reduction in operating expenses

●

Barclays UK profit before tax increased to £1,566m (Q317 YTD: £1,295m). Excluding litigation and conduct, profit before tax increased 2% to £2,034m reflecting a 12% reduction in impairment charges and stable income, partially offset by a 2% increase in operating expenses reflecting continued investment in digitisation. Return on equity (RoE) was 9.4% (Q317 YTD: 6.2%). Return on tangible equity (RoTE) was 18.9% (Q317 YTD: 19.8%) excluding litigation and conduct

●

Barclays International profit before tax increased to £3,560m (Q317 YTD: £3,269m), driven by a 73% decrease in credit impairment charges, while income declined 2%, mainly due to prior year one-offs in Consumer, Cards and Payments. RoE was 10.8% (Q317 YTD: 9.1%), Corporate and Investment Bank RoE was 9.5% (Q317 YTD: 8.0%) and Consumer, Cards and Payments RoE was 17.0% (Q317 YTD: 14.1%). RoTE excluding litigation and conduct was 11.6% (Q317 YTD: 10.1%), reflecting improved returns in both the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments of 9.7% and 21.7% (Q317 YTD: 8.4% and 19.4%) respectively

●

Attributable profit was £1,470m (Q317 YTD: loss of £628m) and basic earnings per share was 9.4p (Q317 YTD: loss per share of 3.0p). Excluding litigation and conduct, earnings per share was 21.6p (Q317 YTD: 1.7p)

●	Net asset value (NAV) per share was 306p (December 2017: 322p)

●

Tangible net asset value (TNAV) per share was 260p (December 2017: 276p) as 21.6p of earnings per share, excluding litigation and conduct, was more than offset by 4.5p per share paid in dividends, the impact of the implementation of IFRS 9 and litigation and conduct charges. TNAV per share increased 1p in the quarter

●

The CET1 ratio was 13.2% (December 2017: 13.3%), principally reflecting capital generation from profits offset by a c.65bps impact from litigation and conduct charges and c.40bps from dividends paid and foreseen. The CET1 ratio increased 20bps in the quarter from 13.0% at June 2018

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Performance Highlights

Barclays Group results for the nine months ended	30.09.18	30.09.17
	£m	£m	% Change
Total income	16,063	16,054	-
Credit impairment charges and other provisions	(825)	(1,763)	53
Net operating income	15,238	14,291	7
Operating expenses excluding litigation and conduct	(10,003)	(10,263)	3
Litigation and conduct[1]	(2,147)	(824)
Operating expenses	(12,150)	(11,087)	(10)
Other net income	32	244	(87)
Profit before tax	3,120	3,448	(10)
Tax charge	(977)	(1,102)	11
Profit after tax in respect of continuing operations	2,143	2,346	(9)
Loss after tax in respect of discontinued operation	-	(2,195)
Non-controlling interests in respect of continuing operations	(151)	(181)	17
Non-controlling interests in respect of discontinued operation	-	(140)
Other equity instrument holders[2]	(522)	(458)	(14)
Attributable profit/(loss)	1,470	(628)

Performance measures
Return on average shareholders’ equity[2]	4.1%	(1.2%)
Return on average tangible shareholders’ equity[2]	4.9%	(1.4%)
Average shareholders’ equity (£bn)	51.9	57.6
Average tangible shareholders’ equity (£bn)	44.1	49.2
Cost: income ratio	76%	69%
Loan loss rate (bps)	33	55
Basic earnings/(loss) per share[2]	9.4p	(3.0p)
Dividend per share	2.5p	1.0p

Performance measures excluding litigation and conduct[1]			% Change
Profit before tax	5,267	4,272	23
Attributable profit	3,544	171
Return on average shareholders’ equity[2]	9.5%	0.7%
Return on average tangible shareholders’ equity[2]	11.1%	0.8%
Cost: income ratio	62%	64%
Basic earnings per share[2]	21.6p	1.7p

Balance sheet and capital management[3]	As at 30.09.18 £bn	As at 31.12.17 £bn	As at 30.09.17 £bn
Net asset value per share	306p	322p	327p
Tangible net asset value per share	260p	276p	281p
Common equity tier 1 ratio[4]	13.2%	13.3%	13.1%
Common equity tier 1 capital	41.7	41.6	42.3
Risk weighted assets	316.2	313.0	324.3
Average UK leverage ratio	4.6%	4.9%	4.9%
Average tier 1 capital	51.8	51.2	51.2
Average UK leverage exposure	1,119	1,045	1,035

Funding and liquidity
Group liquidity pool	213	220	216
CRD IV liquidity coverage ratio	161%	154%	157%
Loan: deposit ratio	83%	81%	80%

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.
2

The profit after tax attributable to other equity instrument holders of £522m (Q317 YTD: £458m) is offset by a tax credit recorded in reserves of £141m (Q317 YTD: £125m). The net amount of £381m (Q317 YTD: £333m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR). This includes IFRS 9 transitional arrangements.
4	The fully loaded CET1 ratio was 12.8%, with £40.5bn of CET1 capital and £316bn of RWAs, calculated without applying the transitional arrangements of the CRR.

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Group Performance Review

Group performance

●

Profit before tax was £3,120m (Q317 YTD: £3,448m). Excluding litigation and conduct charges, profit before tax increased 23% to £5,267m driven by a 53% improvement in credit impairment charges and a 3% reduction in operating expenses. The 5% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses

●

Total income was £16,063m (Q317 YTD: £16,054m). Barclays UK income was stable, while Barclays International income declined 2% reflecting stable income in CIB and a 7% reduction in Consumer, Cards and Payments, primarily due to prior year one-off gains as a result of management de-risking actions. Head Office income was a net expense of £262m (Q317 YTD: income of £8m), and the Group benefited from the non-recurrence of negative income associated with the former Non-Core division, which was closed on 1 July 2017

●

Credit impairment charges decreased 53% to £825m primarily due to improved consensus-based macroeconomic forecasts in the UK and US, single name recoveries in wholesale banking, portfolio adjustments as IFRS 9 continues to embed, and the impact of repositioning the US cards portfolio towards a lower risk mix. The Barclays Group loan loss rate was 33bps (Q317 YTD: 55bps)

●

Barclays adopted IFRS 9, Financial Instruments from 1 January 2018, requiring the recognition of impairment earlier in the lifecycle of a product having considered forward-looking information. As experienced in the year to date, the impairment measurement and resulting charge has been more volatile in response to the impacts from an improved consensus-based macroeconomic outlook, higher than expected seasonality and single name recoveries. These impacts are not expected to repeat in a stable economic and credit environment. In addition, the year to date impairment charge included a non-recurring reduction from portfolio adjustments as IFRS 9 continues to be embedded within our business as usual process and controls including the performance of impairment models

●	The cost: income ratio was 76% (Q317 YTD: 69%)

●

Operating expenses of £12,150m (Q317 YTD: £11,087m) included litigation and conduct charges of £2,147m (Q317 YTD: £824m), excluding which, operating expenses reduced to £10,003m (Q317 YTD: £10,263m). This 3% reduction reflected the non-recurrence of costs associated with the former Non-Core division, while costs increased 2% in Barclays UK and were stable in Barclays International primarily due to investments in businesses and digitising the bank. The cost: income ratio, excluding litigation and conduct, reduced to 62% (Q317 YTD: 64%)

●	Other net income declined to £32m (Q317 YTD: £244m) primarily reflecting the non-recurrence of gains on the sales of Barclays’ share in VocaLink and a joint venture in Japan in Q217

●

The effective tax rate was 31.3% (Q317 YTD: 32.0%). Excluding litigation and conduct, the underlying effective tax rate was 20.0% (Q317 YTD: 26.4%), with the year-on-year reduction primarily due to the reduction in the US federal corporate income tax rate under the US Tax Cuts and Jobs Act and the beneficial impact of adjustments to prior periods recognised in 2018. The Group’s underlying effective rate for the full year 2018 and future periods is expected to be in the mid-20 percents

●	RoE was 4.1% (Q317 YTD: negative 1.2%) and earnings per share was 9.4p (Q317 YTD: loss per share of 3.0p)

●	RoTE was 11.1% (Q317 YTD: 0.8%) and earnings per share was 21.6p (Q317 YTD: 1.7p), excluding litigation and conduct

●	NAV per share was 306p (December 2017: 322p)

●

TNAV per share was 260p (December 2017: 276p) as 21.6p of earnings per share, excluding litigation and conduct, was more than offset by 4.5p per share paid in dividends, the impact of the implementation of IFRS 9 and litigation and conduct charges in Q118. TNAV per share increased 1p in the quarter

Barclays UK

●	RoE was 9.4% (Q317 YTD: 6.2%)

●	RoTE excluding litigation and conduct decreased to 18.9% (Q317 YTD: 19.8%). Including PPI charges of £400m (Q317 YTD: £700m) RoTE was 12.7% (Q317 YTD: 9.4%)

●	Total income was stable at £5,520m (Q317 YTD: £5,513m)

–

Personal Banking income decreased 3% to £3,008m reflecting the non-recurrence of a valuation gain on Barclays’ preference shares in Visa Inc. in Q117 and the realignment of clients from Barclays UK to Barclays International as part of structural reform

–	Barclaycard Consumer UK income increased 3% to £1,582m

–

Business Banking income increased 5% to £930m driven by the realignment of clients from Barclays International to Barclays UK, as part of structural reform, partially offset by the non-recurrence of the Visa gain

–	Net interest margin decreased 31bps to 3.24% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio and margin pressure

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Group Performance Review

●

Credit impairment charges decreased 12% to £530m due to improved consensus-based macroeconomic forecasts, partially offset by one-off charges in Business Banking. The 30 and 90 day arrears rates in UK cards remained stable at 1.8% (Q317: 1.8%) and 0.9% (Q317: 0.9%) respectively

●	Operating expenses were £3,429m. The cost: income ratio was 62% (Q317 YTD: 66%)

●

Operating expenses excluding litigation and conduct increased 2% to £2,961m as continued investment in digitising the bank and inflationary pressures were partially offset by lower costs of setting up the ring-fenced bank and cost efficiencies. The cost: income ratio excluding litigation and conduct was 54% (Q317 YTD: 53%)

●	RoTE excluding litigation and conduct decreased to 18.9% (Q317 YTD: 19.8%) driven by the integration of the ESHLA portfolio, partially offset by an increase in profit before tax of 2% to £2,034m

●	RWAs increased to £74.8bn (December 2017: £70.9bn) primarily due to regulatory methodology changes for the ESHLA portfolio and growth in the mortgage book

Barclays International

●	Profit before tax was £3,560m. RoE was 10.8% (Q317 YTD: 9.1%). CIB RoE was 9.5% (Q317 YTD: 8.0%) and Consumer, Cards and Payments RoE was 17.0% (Q317 YTD: 14.1%)

●

Profit before tax excluding litigation and conduct increased 11% to £3,654m resulting in a double digit RoTE of 11.6% (Q317 YTD: 10.1%), reflecting improved returns in both CIB, and Consumer, Cards and Payments of 9.7% and 21.7% (Q317 YTD: 8.4% and 19.4%) respectively

●	The 5% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses

●	Total income decreased 2% to £10,805m

–	CIB income was stable at £7,614m (Q317 YTD: £7,626m) as a 12% increase in Markets income to £3,955m was offset by a 7% decrease in Banking income to £3,756m

–	FICC income increased 1% to £2,293m as continued strong performance in foreign exchange was offset by a decline in credit income

–	Equities income increased 31% to £1,662m reflecting an improved performance in derivatives from increased client activity and a continued strong performance in equity financing

–	Banking fee income decreased 5% to £1,906m, following a strong Q317 YTD. Banking global fee share for Q318 YTD increased since FY17

–

Corporate lending income declined 23% to £635m driven by lower lending balances, including the redeployment of RWAs within CIB, and the realignment of clients between Barclays UK and Barclays International as part of structural reform

–

Transaction banking income was stable at £1,215m (Q317 YTD: £1,221m) as growth in deposits and transactions was offset by the impact of the realignment of clients between Barclays UK and Barclays International as part of structural reform

–

Consumer, Cards and Payments income decreased 7% to £3,191m driven by the non-recurrence of a £192m gain relating to an asset sale in US cards in Q117, a £74m valuation gain on Barclays’ preference shares in Visa Inc. in Q117 and a negative £41m revaluation of the same shares in Q318, partially offset by continued underlying growth in US cards and a £53m gain on sale of a US cards portfolio in Q218

●	Credit impairment charges decreased 73% to £304m including portfolio adjustments as IFRS 9 continues to embed

–	CIB credit impairment charges decreased to a release of £185m (Q317 YTD: charge of £86m) primarily due to single name recoveries and improved consensus-based macroeconomic forecasts

–

Consumer, Cards and Payments credit impairment charges decreased 53% to £489m reflecting the non-recurrence of a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US cards, improved consensus-based macroeconomic forecasts in the US, the impact of repositioning the US cards portfolio towards a lower risk mix and repayment of certain US card balances following higher than expected seasonality in Q218

●	Operating expenses increased 1% to £6,977m

–

CIB operating expenses decreased 1% to £5,303m reflecting the reduction of structural reform costs, and the reduced impact of the change in compensation awards introduced in Q416, offset by continued investment

–

Consumer, Cards and Payments operating expenses increased 8% to £1,674m. Excluding litigation and conduct operating expenses increased 5% to £1,625m including continued growth and investment, primarily within the US cards and merchant acquiring businesses

●

Other net income decreased to £36m (Q317 YTD: £233m) due to the non-recurrence of a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan in Q217

●	RWAs increased to £214.6bn (December 2017: £210.3bn) driven by the appreciation of period end USD against GBP and increased lending in Consumer, Cards and Payments

Barclays PLC	10

Group Performance Review

Head Office

●

Loss before tax was £2,006m (Q317 YTD: £469m) driven by litigation and conduct charges of £1,585m (Q317 YTD: £76m) primarily related to the £1.4bn settlement with the US DoJ relating to RMBS. Excluding litigation and conduct, loss before tax was £421m (Q317 YTD: £393m)

●

Total income reduced to an expense of £262m (Q317 YTD: income of £8m) reflecting certain legacy capital instrument funding costs of £263m now charged to Head Office, hedge accounting and an increased net expense from treasury operations. This was partially offset by a one-off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition

●	Operating expenses were £1,744m (Q317 YTD: £277m)

●	Operating expenses excluding litigation and conduct reduced to £159m (Q317 YTD: £201m) driven by lower costs associated with legacy Non-Core assets and businesses, which were integrated on 1 July 2017

●

Other net expenses were £9m (Q317 YTD: £186m) due to the non-recurrence of a £180m expense in Q217 on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

●	RWAs decreased to £26.8bn (December 2017: £31.8bn) reflecting the net reduction due to Barclays Africa Group Limited (BAGL) regulatory deconsolidation

Group capital and leverage

●	Barclays’ CET1 ratio decreased to 13.2% (December 2017: 13.3%) due to an increase in RWAs of £3.2bn to £316.2bn whilst CET1 capital increased by £0.1bn to £41.7bn

●

The increase in RWAs reflected appreciation of period end USD against GBP, increased lending in Consumer, Cards and Payments and regulatory methodology changes for the ESHLA portfolio in Barclays UK, offset by the net reduction due to BAGL regulatory deconsolidation

●

£2bn of organic capital generation from profits, after absorbing the impacts of litigation and conduct charges, was largely offset by £1.2bn of regulatory deductions for dividends paid and foreseen and £0.5bn of pension deficit contributions

●	The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) primarily driven by increased exposures due to securities financing transactions (SFTs) and trading portfolio assets

Group funding and liquidity

●

The Barclays Group continued to maintain surpluses to its internal and regulatory liquidity requirements. The liquidity pool decreased to £213bn (December 2017: £220bn) driven largely by the deployment of funding to support business growth. The liquidity coverage ratio (LCR) increased to 161% (December 2017: 154%), equivalent to a surplus of £80bn (December 2017: £75bn) to the 100% requirement, following a net decline in business stresses

●

Wholesale funding outstanding (excluding repurchase agreements) was £151bn (December 2017: £144bn). In the nine months to September 2018, Barclays Group issued £10bn of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in a range of different currencies. Barclays Bank PLC continued to issue in the shorter term markets and Barclays Bank UK PLC issued in the shorter term and secured markets, helping to maintain their stable and diversified funding bases. Notable issuances have included $3bn 3 year senior unsecured notes from Barclays Bank PLC and a £1.25bn 5 year covered bond from Barclays Bank UK PLC. Barclays Group has continued to reduce its reliance on short-term wholesale funding, where the proportion maturing in less than 1 year fell to 29% (December 2017: 31%)

Other matters

●

In Q118 Barclays reached a settlement with the US DoJ to resolve the civil complaint brought by the DoJ in December 2016 relating to RMBS sold by Barclays between 2005 and 2007. Barclays paid a civil monetary penalty of $2,000m (£1,420m)

●

Additional charges of £400m (Q317 YTD: £700m) relating to PPI were recognised in Q118 mainly as a result of continued higher complaints flow. The remaining PPI provision as at 30 September 2018 was £1.1bn (December 2017: £1.6bn) to cover claims through to the deadline of 29 August 2019. Management views its current PPI provision as appropriate, but will continue to closely monitor complaint trends and the associated provision adequacy

●

On 1 April 2018 Barclays successfully established its ring-fenced bank, Barclays Bank UK PLC, after receiving approval from the Prudential Regulation Authority (PRA) and the High Court of Justice of England and Wales to implement the ring-fencing transfer scheme under Part VII of the Financial Services Markets Act 2000

Barclays PLC	11

Group Performance Review

●

The PRA agreed to Barclays fully deconsolidating BAGL for regulatory reporting purposes effective 30 June 2018. Barclays had been applying proportional consolidation for regulatory purposes since Q217. Barclays’ shareholding in BAGL of 14.9% is now treated as a 250% risk weighted asset

●

On 21 May 2018 Barclays announced that the Crown Court had dismissed all of the charges that had been brought by the Serious Fraud Office (SFO) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008. On 23 July 2018 the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays is defending the application brought by the SFO before the High Court in late October

●

Following regulatory approval, Barclays is proceeding with the redemption of the $2.65bn 8.125% Series 5 Non-Cumulative Callable Dollar Preference Shares and $2bn 8.25% Additional Tier 1 (AT1) securities, to be effected on 15 December 2018. The redemptions will result in an ongoing earnings benefit, and will result in a pro-forma decrease of 33bps to the 30 September 2018 CET1 ratio due to these instruments being held on the balance sheet at historical FX rates

Barclays PLC	12

Results by Business

Barclays UK

	Nine months ended 30.09.18	Nine months ended 30.09.17
Income statement information	£m	£m	% Change
Net interest income	4,515	4,546	(1)
Net fee, commission and other income	1,005	967	4
Total income	5,520	5,513	-
Credit impairment charges and other provisions	(530)	(599)	12
Net operating income	4,990	4,914	2
Operating expenses excluding litigation and conduct	(2,961)	(2,913)	(2)
Litigation and conduct[1]	(468)	(706)	34
Operating expenses	(3,429)	(3,619)	5
Other net income	5	-
Profit before tax	1,566	1,295	21
Attributable profit	926	608	52

Balance sheet information	As at 30.09.18 £bn	As at 31.12.17 £bn	As at 30.09.17 £bn
Loans and advances to customers at amortised cost	186.7	183.8	182.2
Total assets	252.0	237.4	230.4
Customer deposits at amortised cost	195.8	193.4	189.3
Loan: deposit ratio	96%	95%	97%
Risk weighted assets	74.8	70.9	70.0

Performance measures	Nine months ended 30.09.18	Nine months ended 30.09.17
Return on average allocated equity	9.4%	6.2%
Return on average allocated tangible equity	12.7%	9.4%
Average allocated equity (£bn)	13.5	13.7
Average allocated tangible equity (£bn)	10.0	9.0
Cost: income ratio	62%	66%
Loan loss rate (bps)	37	43
Net interest margin	3.24%	3.55%

Performance measures excluding litigation and conduct[1]	£m	£m	% Change
Profit before tax	2,034	2,001	2
Attributable profit	1,386	1,304	6
Return on average allocated equity	13.9%	13.0%
Return on average allocated tangible equity	18.9%	19.8%
Cost: income ratio	54%	53%

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	13

Results by Business

Analysis of Barclays UK

	Nine months ended 30.09.18	Nine months ended 30.09.17
Analysis of total income	£m	£m	% Change
Personal Banking	3,008	3,098	(3)
Barclaycard Consumer UK	1,582	1,532	3
Business Banking	930	883	5
Total income	5,520	5,513	-

Analysis of credit impairment charges and other provisions
Personal Banking	(129)	(165)	22
Barclaycard Consumer UK	(340)	(417)	18
Business Banking	(61)	(17)
Total credit impairment charges and other provisions	(530)	(599)	12

Analysis of loans and advances to customers at amortised cost	As at 30.09.18 £bn	As at 31.12.17 £bn	As at 30.09.17 £bn
Personal Banking	145.4	141.3	140.4
Barclaycard Consumer UK	15.3	16.4	16.3
Business Banking	26.0	26.1	25.5
Total loans and advances to customers at amortised cost	186.7	183.8	182.2

Analysis of customer deposits at amortised cost
Personal Banking	153.4	153.1	152.1
Barclaycard Consumer UK	-	-	-
Business Banking	42.4	40.3	37.2
Total customer deposits at amortised cost	195.8	193.4	189.3

Barclays PLC	14

Results by Business

Barclays International

	Nine months ended 30.09.18	Nine months ended 30.09.17
Income statement information	£m	£m	% Change
Net interest income	2,831	3,320	(15)
Net trading income	3,613	3,036	19
Net fee, commission and other income	4,361	4,707	(7)
Total income	10,805	11,063	(2)
Credit impairment charges and other provisions	(304)	(1,120)	73
Net operating income	10,501	9,943	6
Operating expenses excluding litigation and conduct	(6,883)	(6,893)	-
Litigation and conduct[1]	(94)	(14)
Operating expenses	(6,977)	(6,907)	(1)
Other net income	36	233	(85)
Profit before tax	3,560	3,269	9
Attributable profit	2,513	2,015	25

Balance sheet information	As at 30.09.18 £bn	As at 31.12.17 £bn	As at 30.09.17 £bn
Loans and advances at amortised cost	132.4	126.8	134.4
Trading portfolio assets	124.6	113.0	91.2
Derivative financial instrument assets	214.8	236.2	242.8
Derivative financial instrument liabilities	213.7	237.8	242.9
Financial assets at fair value through the income statement	147.8	104.1	103.7
Total assets	900.2	856.1	867.1
Deposits at amortised cost	200.3	187.3	191.9
Loan: deposit ratio	66%	68%	70%
Risk weighted assets	214.6	210.3	218.2

Performance measures	Nine months ended 30.09.18	Nine months ended 30.09.17
Return on average allocated equity	10.8%	9.1%
Return on average allocated tangible equity	11.3%	10.0%
Average allocated equity (£bn)	32.2	30.7
Average allocated tangible equity (£bn)	30.9	28.0
Cost: income ratio	65%	62%
Loan loss rate (bps)	30	67
Net interest margin	4.15%	4.10%

Performance measures excluding litigation and conduct[1]	£m	£m	% Change
Profit before tax	3,654	3,283	11
Attributable profit	2,585	2,025	28
Return on average allocated equity	11.1%	9.2%
Return on average allocated tangible equity	11.6%	10.1%
Cost: income ratio	64%	62%

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	15

Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Nine months ended 30.09.18	Nine months ended 30.09.17
Income statement information	£m	£m	% Change
FICC[1]	2,293	2,268	1
Equities	1,662	1,267	31
Markets	3,955	3,535	12
Banking fees	1,906	2,007	(5)
Corporate lending	635	824	(23)
Transaction banking	1,215	1,221	-
Banking	3,756	4,052	(7)
Other	(97)	39
Total income	7,614	7,626	-
Credit impairment releases/(charges) and other provisions	185	(86)
Net operating income	7,799	7,540	3
Operating expenses excluding litigation and conduct	(5,258)	(5,346)	2
Litigation and conduct[2]	(45)	(12)
Operating expenses	(5,303)	(5,358)	1
Other net income	12	126	(90)
Profit before tax	2,508	2,308	9

Balance sheet information	As at 30.09.18 £bn	As at 31.12.17 £bn	As at 30.09.17 £bn
Loans and advances at amortised cost	93.3	88.2	95.4
Deposits at amortised cost	137.6	128.0	133.4
Risk weighted assets	175.9	176.2	185.2

Performance measures	Nine months ended 30.09.18	Nine months ended 30.09.17
Return on average allocated equity	9.5%	8.0%
Return on average allocated tangible equity	9.6%	8.4%
Average allocated equity (£bn)	26.3	25.0
Average allocated tangible equity (£bn)	26.0	23.8

Performance measures excluding litigation and conduct[2]	£m	£m	% Change
Profit before tax	2,553	2,320	10
Return on average allocated equity	9.6%	8.0%
Return on average allocated tangible equity	9.7%	8.4%

1	Fixed income, currencies and commodities (FICC) is composed of Credit and Macro income.
2	Refer to pages 43 to 51 for more information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	16

Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Nine months ended 30.09.18	Nine months ended 30.09.17
Income statement information	£m	£m	% Change
Total income	3,191	3,437	(7)
Credit impairment charges and other provisions	(489)	(1,034)	53
Net operating income	2,702	2,403	12
Operating expenses excluding litigation and conduct	(1,625)	(1,547)	(5)
Litigation and conduct[1]	(49)	(2)
Operating expenses	(1,674)	(1,549)	(8)
Other net income	24	107	(78)
Profit before tax	1,052	961	9

Balance sheet information	As at 30.09.18 £bn	As at 31.12.17 £bn	As at 30.09.17 £bn
Loans and advances at amortised cost	39.1	38.6	39.0
Deposits at amortised cost	62.7	59.3	58.5
Risk weighted assets	38.7	34.1	33.0

Performance measures	Nine months ended 30.09.18	Nine months ended 30.09.17
Return on average allocated equity	17.0%	14.1%
Return on average allocated tangible equity	20.7%	19.3%
Average allocated equity (£bn)	5.9	5.7
Average allocated tangible equity (£bn)	4.9	4.2

Performance measures excluding litigation and conduct[1]	£m	£m	% Change
Profit before tax	1,101	963	14
Return on average allocated equity	17.8%	14.2%
Return on average allocated tangible equity	21.7%	19.4%

1	Refer to pages 43 to 51 for more information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	17

Results by Business

Head Office

	Nine months ended 30.09.18	Nine months ended 30.09.17
Income statement information	£m	£m	% Change
Net interest income	(580)	(181)
Net fee, commission and other income	318	189	68
Total income	(262)	8
Credit impairment releases/(charges) and other provisions	9	(14)
Net operating expenses	(253)	(6)
Operating expenses excluding litigation and conduct	(159)	(201)	21
Litigation and conduct[1]	(1,585)	(76)
Operating expenses	(1,744)	(277)
Other net expenses	(9)	(186)	95
Loss before tax	(2,006)	(469)
Attributable loss	(1,969)	(497)

Balance sheet information	As at 30.09.18 £bn	As at 31.12.17 £bn	As at 30.09.17 £bn
Total assets	18.6	39.7	51.7
Risk weighted assets	26.8	31.8	36.1

Performance measures	Nine months ended 30.09.18	Nine months ended 30.09.17
Average allocated equity (£bn)	6.2	9.9
Average allocated tangible equity (£bn)	3.2	9.0

Performance measures excluding litigation and conduct[1]	£m	£m	% Change
Loss before tax	(421)	(393)	(7)
Attributable loss	(427)	(424)	(1)

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	18

Quarterly Results Summary

Barclays Group

	Q318	Q218	Q118	Q417	Q317	Q217[1]	Q117[1]	Q416[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,388	2,190	2,188	2,272	2,475	2,579	2,519	2,523
Net fee, commission and other income	2,741	3,386	3,170	2,750	2,698	2,479	3,304	2,469
Total income	5,129	5,576	5,358	5,022	5,173	5,058	5,823	4,992
Credit impairment charges and other provisions	(254)	(283)	(288)	(573)	(709)	(527)	(527)	(653)
Net operating income	4,875	5,293	5,070	4,449	4,464	4,531	5,296	4,339
Operating expenses excluding UK bank levy and litigation and conduct	(3,329)	(3,310)	(3,364)	(3,621)	(3,274)	(3,398)	(3,591)	(3,812)
UK bank levy	-	-	-	(365)	-	-	-	(410)
Litigation and conduct[2]	(105)	(81)	(1,961)	(383)	(81)	(715)	(28)	(97)
Operating expenses	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)
Other net income/(expenses)	20	(7)	19	13	(2)	241	5	310
Profit/(loss) before tax	1,461	1,895	(236)	93	1,107	659	1,682	330
Tax (charge)/credit	(240)	(433)	(304)	(1,138)	(324)	(305)	(473)	50
Profit/(loss) after tax in respect of continuing operations	1,221	1,462	(540)	(1,045)	783	354	1,209	380
(Loss)/profit after tax in respect of discontinued operation	-	-	-	-	-	(1,537)	(658)	71

Attributable to:
Ordinary equity holders of the parent	1,002	1,232	(764)	(1,294)	583	(1,401)	190	99
Other equity instrument holders	176	175	171	181	157	162	139	139
Non-controlling interests in respect of continuing operations	43	55	53	68	43	59	79	90
Non-controlling interests in respect of discontinued operation	-	-	-	-	-	(3)	143	123

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,170.8	1,149.6	1,142.2	1,133.2	1,149.3	1,135.3	1,203.8	1,213.1
Net asset value per share	306p	305p	296p	322p	327p	329p	341p	344p
Tangible net asset value per share	260p	259p	251p	276p	281p	284p	292p	290p
Risk weighted assets	316.2	319.3	317.9	313.0	324.3	327.4	360.9	365.6
Average UK leverage exposure	1,119.0	1,081.8	1,089.9	1,044.6	1,035.1	1,092.2	1,130.4	1,137.3

Performance measures
Return on average shareholders’ equity	8.0%	10.0%	(5.5%)	(8.9%)	4.4%	(9.4%)	1.6%	1.0%
Return on average tangible shareholders’ equity	9.4%	11.8%	(6.5%)	(10.3%)	5.1%	(11.0%)	1.8%	1.1%
Average shareholders’ equity (£bn)	52.5	51.3	52.0	55.9	56.6	57.5	58.5	58.0
Average tangible shareholders’ equity (£bn)	44.6	43.5	44.2	48.1	48.9	49.3	49.4	48.9
Cost: income ratio	67%	61%	99%	87%	65%	81%	62%	87%
Loan loss rate (bps)	30	35	36	56	66	49	47	58
Basic earnings/(loss) per share	6.1p	7.5p	(4.2p)	(7.3p)	3.7p	(8.0p)	1.3p	0.8p

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,566	1,976	1,725	476	1,188	1,374	1,710	427
Attributable profit/(loss)	1,087	1,291	1,166	(943)	660	(698)	209	151
Return on average shareholders’ equity	8.6%	10.4%	9.3%	(6.4%)	5.0%	(4.5%)	1.7%	1.3%
Return on average tangible shareholders’ equity	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%
Cost: income ratio	65%	59%	63%	79%	63%	67%	62%	85%
Basic earnings/(loss) per share	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p

1	Results included Barclays Non-Core and the Africa Banking discontinued operation; refer to pages 26 to 27 for further detail.
2	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	19

Quarterly Results by Business

Barclays UK

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,529	1,493	1,493	1,540	1,501	1,534	1,511	1,502
Net fee, commission and other income	367	343	295	330	351	286	330	326
Total income	1,896	1,836	1,788	1,870	1,852	1,820	1,841	1,828
Credit impairment charges and other provisions	(115)	(214)	(201)	(184)	(201)	(220)	(178)	(180)
Net operating income	1,781	1,622	1,587	1,686	1,651	1,600	1,663	1,648
Operating expenses excluding UK bank levy and litigation and conduct	(988)	(968)	(1,005)	(1,117)	(980)	(974)	(959)	(989)
UK bank levy	-	-	-	(59)	-	-	-	(48)
Litigation and conduct[1]	(54)	(3)	(411)	(53)	(11)	(699)	4	(28)
Operating expenses	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)
Other net income/(expenses)	1	5	(1)	(5)	1	(1)	-	-
Profit/(loss) before tax	740	656	170	452	661	(74)	708	583
Attributable profit/(loss)	500	464	(38)	245	423	(285)	470	383

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	186.7	185.3	184.3	183.8	182.2	166.6	164.5	166.4
Total assets	252.0	245.9	235.2	237.4	230.4	203.4	203.0	209.6
Customer deposits at amortised cost	195.8	194.3	192.0	193.4	189.3	187.4	184.4	189.0
Loan: deposit ratio	96%	96%	96%	95%	97%	89%	90%	89%
Risk weighted assets	74.8	75.0	72.5	70.9	70.0	66.1	66.3	67.5

Performance measures
Return on average allocated equity	14.9%	13.9%	(0.8%)	7.8%	12.3%	(8.2%)	14.1%	11.8%
Return on average allocated tangible equity	20.1%	18.8%	(1.1%)	10.7%	18.4%	(12.7%)	21.6%	18.2%
Average allocated equity (£bn)	13.7	13.6	13.4	13.1	14.0	13.5	13.6	13.2
Average allocated tangible equity (£bn)	10.1	10.1	9.8	9.6	9.4	8.7	8.9	8.6
Cost: income ratio	55%	53%	79%	66%	54%	92%	52%	58%
Loan loss rate (bps)	24	45	43	39	43	52	43	42
Net interest margin	3.22%	3.22%	3.27%	3.32%	3.28%	3.70%	3.69%	3.56%

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	794	659	581	505	672	625	704	611
Attributable profit	548	465	373	282	431	406	467	380
Return on average allocated equity	16.3%	13.9%	11.5%	9.0%	12.6%	12.3%	14.0%	11.7%
Return on average allocated tangible equity	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%
Cost: income ratio	52%	53%	56%	63%	53%	54%	52%	57%

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays UK

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,021	1,015	972	1,116	1,022	1,033	1,043	1,045
Barclaycard Consumer UK	551	504	527	445	539	495	498	507
Business Banking	324	317	289	309	291	292	300	276
Total income	1,896	1,836	1,788	1,870	1,852	1,820	1,841	1,828

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(8)	(49)	(72)	(56)	(57)	(60)	(48)	(54)
Barclaycard Consumer UK	(88)	(139)	(113)	(124)	(145)	(149)	(123)	(118)
Business Banking	(19)	(26)	(16)	(4)	1	(11)	(7)	(8)
Total credit impairment charges and other provisions	(115)	(214)	(201)	(184)	(201)	(220)	(178)	(180)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	145.4	143.6	142.1	141.3	140.4	138.6	136.6	138.5
Barclaycard Consumer UK	15.3	15.2	15.2	16.4	16.3	16.2	16.1	16.5
Business Banking	26.0	26.5	27.0	26.1	25.5	11.8	11.8	11.4
Total loans and advances to customers at amortised cost	186.7	185.3	184.3	183.8	182.2	166.6	164.5	166.4

Analysis of customer deposits at amortised cost
Personal Banking	153.4	152.9	151.9	153.1	152.1	151.1	149.2	156.3
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	42.4	41.4	40.1	40.3	37.2	36.3	35.2	32.7
Total customer deposits at amortised cost	195.8	194.3	192.0	193.4	189.3	187.4	184.4	189.0

Barclays PLC	21

Quarterly Results by Business

Barclays International

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	965	853	1,013	987	1,148	1,060	1,112	1,046
Net trading income	1,103	1,094	1,416	935	815	1,039	1,182	1,131
Net fee, commission and other income	1,222	1,760	1,379	1,397	1,352	1,511	1,844	1,415
Total income	3,290	3,707	3,808	3,319	3,315	3,610	4,138	3,592
Credit impairment charges and other provisions	(143)	(68)	(93)	(386)	(495)	(279)	(346)	(426)
Net operating income	3,147	3,639	3,715	2,933	2,820	3,331	3,792	3,166
Operating expenses excluding UK bank levy and litigation and conduct	(2,277)	(2,306)	(2,300)	(2,428)	(2,182)	(2,276)	(2,435)	(2,497)
UK bank levy	-	-	-	(265)	-	-	-	(284)
Litigation and conduct[1]	(32)	(47)	(15)	(255)	(5)	4	(13)	(17)
Operating expenses	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)
Other net income	12	11	13	21	19	202	12	5
Profit before tax	850	1,297	1,413	6	652	1,261	1,356	373
Attributable profit/(loss)	650	890	973	(1,168)	359	819	837	43

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	132.4	125.5	117.5	126.8	134.4	135.2	145.5	153.7
Trading portfolio assets	124.6	116.5	114.9	113.0	91.2	83.3	83.0	73.2
Derivative financial instrument assets	214.8	228.2	214.1	236.2	242.8	108.4	105.3	156.2
Derivative financial instrument liabilities	213.7	224.9	210.8	237.8	242.9	116.8	112.8	160.6
Financial assets at fair value through the income statement	147.8	141.2	150.6	104.1	103.7	94.1	81.3	62.3
Total assets	900.2	886.5	866.6	856.1	867.1	681.6	677.2	648.5
Deposits at amortised cost	200.3	191.0	167.2	187.3	191.9	192.0	189.4	184.7
Loan: deposit ratio	66%	66%	70%	68%	70%	70%	77%	83%
Risk weighted assets	214.6	218.0	214.2	210.3	218.2	212.2	214.3	212.7

Performance measures
Return on average allocated equity	8.5%	11.3%	12.8%	(15.1%)	5.0%	11.2%	11.3%	0.9%
Return on average allocated tangible equity	8.8%	11.8%	13.4%	(15.9%)	5.4%	12.4%	12.5%	1.0%
Average allocated equity (£bn)	32.5	32.8	31.4	29.9	31.5	30.1	30.5	29.5
Average allocated tangible equity (£bn)	31.1	31.4	30.1	28.5	28.9	27.4	27.7	26.6
Cost: income ratio	70%	63%	61%	89%	66%	63%	59%	78%
Loan loss rate (bps)	41	22	31	76	88	54	62	78
Net interest margin	3.87%	4.03%	4.57%	4.31%	4.21%	4.07%	4.06%	3.91%

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	882	1,344	1,428	261	657	1,257	1,369	390
Attributable profit/(loss)	676	924	985	(918)	363	816	846	57
Return on average allocated equity	8.8%	11.7%	13.0%	(11.8%)	5.0%	11.2%	11.4%	1.1%
Return on average allocated tangible equity	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%
Cost: income ratio	69%	62%	60%	81%	66%	63%	59%	77%

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	22

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	688	736	869	607	627	752	889	766
Equities	471	601	590	362	350	455	462	410
Markets	1,159	1,337	1,459	969	977	1,207	1,351	1,176
Banking fees	519	704	683	605	607	674	726	650
Corporate lending	197	198	240	269	277	278	269	303
Transaction banking	416	385	414	408	419	404	398	401
Banking	1,132	1,287	1,337	1,282	1,303	1,356	1,393	1,354
Other	(56)	(44)	3	1	-	1	38	1
Total income	2,235	2,580	2,799	2,252	2,280	2,564	2,782	2,531
Credit impairment releases/(charges) and other provisions	3	23	159	(127)	(36)	1	(51)	(90)
Net operating income	2,238	2,603	2,958	2,125	2,244	2,565	2,731	2,441
Operating expenses excluding litigation and conduct	(1,712)	(1,773)	(1,773)	(2,129)	(1,656)	(1,760)	(1,930)	(2,272)
Litigation and conduct[1]	(32)	-	(13)	(255)	(5)	4	(11)	(15)
Operating expenses	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)	(1,756)	(1,941)	(2,287)
Other net income	4	5	3	7	10	116	-	1
Profit/(loss) before tax	498	835	1,175	(252)	593	925	790	155

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	93.3	87.8	81.3	88.2	95.4	96.7	106.8	114.0
Deposits at amortised cost	137.6	130.3	107.6	128.0	133.4	134.1	131.0	134.0
Risk weighted assets	175.9	180.4	181.3	176.2	185.2	178.9	180.6	178.6

Performance measures
Return on average allocated equity	6.6%	9.0%	12.9%	(19.9%)	5.7%	10.6%	7.8%	(1.1%)
Return on average allocated tangible equity	6.6%	9.1%	13.0%	(20.2%)	5.9%	11.1%	8.2%	(1.2%)
Average allocated equity (£bn)	26.2	26.7	25.9	24.7	25.8	24.4	24.8	24.0
Average allocated tangible equity (£bn)	25.9	26.4	25.6	24.3	24.8	23.3	23.5	22.6

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	530	835	1,188	3	598	921	801	170
Return on average allocated equity	7.0%	9.0%	13.0%	(15.8%)	5.8%	10.5%	7.9%	(0.9%)
Return on average allocated tangible equity	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%	(0.9%)

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	23

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,055	1,127	1,009	1,067	1,035	1,046	1,356	1,061
Credit impairment charges and other provisions	(146)	(91)	(252)	(259)	(459)	(280)	(295)	(336)
Net operating income	909	1,036	757	808	576	766	1,061	725
Operating expenses excluding litigation and conduct	(565)	(533)	(527)	(564)	(526)	(516)	(505)	(509)
Litigation and conduct[1]	-	(47)	(2)	-	-	-	(2)	(2)
Operating expenses	(565)	(580)	(529)	(564)	(526)	(516)	(507)	(511)
Other net income	8	6	10	14	9	86	12	4
Profit before tax	352	462	238	258	59	336	566	218

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	39.1	37.7	36.2	38.6	39.0	38.5	38.7	39.7
Deposits at amortised cost	62.7	60.7	59.6	59.3	58.5	57.9	58.4	50.7
Risk weighted assets	38.7	37.6	32.9	34.1	33.0	33.3	33.7	34.1

Performance measures
Return on average allocated equity	16.3%	21.6%	12.6%	7.1%	1.6%	14.1%	26.6%	9.6%
Return on average allocated tangible equity	19.8%	26.2%	15.6%	8.9%	2.2%	19.4%	36.4%	13.2%
Average allocated equity (£bn)	6.3	6.0	5.5	5.3	5.7	5.7	5.7	5.5
Average allocated tangible equity (£bn)	5.2	5.0	4.5	4.2	4.2	4.1	4.2	4.0

Performance measures excluding litigation and conduct[1]	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	352	509	240	258	59	336	568	220
Return on average allocated equity	16.4%	23.8%	12.7%	7.1%	1.6%	14.1%	26.7%	9.7%
Return on average allocated tangible equity	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%	13.3%

1	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	24

Quarterly Results by Business

Head Office

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(106)	(156)	(318)	(254)	(174)	108	(115)	29
Net fee, commission and other income[1]	49	189	80	87	180	(24)	33	(38)
Total income	(57)	33	(238)	(167)	6	84	(82)	(9)
Credit impairment releases/(charges) and other provisions	4	(1)	6	(3)	(13)	(1)	-	-
Net operating (expenses)/income	(53)	32	(232)	(170)	(7)	83	(82)	(9)
Operating expenses excluding UK bank levy and litigation and conduct	(64)	(36)	(59)	(76)	(112)	(40)	(49)	15
UK bank levy	-	-	-	(41)	-	-	-	(2)
Litigation and conduct[2]	(19)	(31)	(1,535)	(75)	(65)	(1)	(10)	(1)
Operating expenses	(83)	(67)	(1,594)	(192)	(177)	(41)	(59)	12
Other net income/(expenses)	7	(23)	7	(3)	(22)	(164)	-	159
(Loss)/profit before tax	(129)	(58)	(1,819)	(365)	(206)	(122)	(141)	162
Attributable (loss)/profit	(148)	(122)	(1,699)	(371)	(199)	(175)	(123)	223

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.6	17.2	40.4	39.7	51.7	17.3	74.5	75.2
Risk weighted assets	26.8	26.3	31.2	31.8	36.1	26.2	52.9	53.3

Performance measures
Average allocated equity (£bn)	6.4	4.9	7.2	12.8	11.1	9.5	9.2	8.8
Average allocated tangible equity (£bn)	3.4	2.0	4.3	10.0	10.5	8.8	7.6	7.2

Performance measures excluding litigation and conduct[2]	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(110)	(27)	(284)	(290)	(141)	(121)	(131)	163
Attributable (loss)/profit	(137)	(98)	(192)	(307)	(134)	(174)	(116)	224

1

Following the early adoption of the own credit provisions of IFRS 9, Financial Instruments on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is recognised within other comprehensive income from Q117.

2	Refer to pages 43 to 51 for further information and calculations of performance measures excluding litigation and conduct.

Barclays PLC	25

Barclays Non-Core Results

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Barclays Group’s results.

Barclays Non-Core

	Nine months ended 30.09.18	Nine months ended 30.09.17
Income statement information	£m	£m
Net interest income	-	(112)
Net trading income	-	(488)
Net fee, commission and other income	-	70
Total income	-	(530)
Credit impairment charges and other provisions	-	(30)
Net operating expenses	-	(560)
Operating expenses excluding litigation and conduct	-	(256)
Litigation and conduct	-	(28)
Operating expenses	-	(284)
Other net income	-	197
Loss before tax	-	(647)
Attributable loss	-	(419)

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	(123)	11	(54)
Net trading income	-	-	-	-	-	(411)	(77)	(462)
Net fee, commission and other income	-	-	-	-	-	78	(8)	97
Total income	-	-	-	-	-	(456)	(74)	(419)
Credit impairment charges and other provisions	-	-	-	-	-	(27)	(3)	(47)
Net operating expenses	-	-	-	-	-	(483)	(77)	(466)
Operating expenses excluding UK bank levy and litigation and conduct	-	-	-	-	-	(108)	(148)	(341)
UK bank levy	-	-	-	-	-	-	-	(76)
Litigation and conduct	-	-	-	-	-	(19)	(9)	(51)
Operating expenses	-	-	-	-	-	(127)	(157)	(468)
Other net income/(expenses)	-	-	-	-	-	204	(7)	146
Loss before tax	-	-	-	-	-	(406)	(241)	(788)
Tax credit	-	-	-	-	-	207	75	322
Loss after tax	-	-	-	-	-	(199)	(166)	(466)
Non-controlling interests	-	-	-	-	-	(8)	(9)	(14)
Other equity instrument holders	-	-	-	-	-	(19)	(18)	(18)
Attributable loss	-	-	-	-	-	(226)	(193)	(498)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	-	-	-	48.3	49.5	51.1
Derivative financial instrument assets	-	-	-	-	-	150.3	164.2	188.7
Derivative financial instrument liabilities	-	-	-	-	-	143.0	155.3	178.6
Reverse repurchase agreements and other similar secured lending	-	-	-	-	-	-	-	0.1
Financial assets designated at fair value	-	-	-	-	-	12.1	13.4	14.5
Total assets	-	-	-	-	-	233.0	249.1	279.7
Customer deposits	-	-	-	-	-	11.8	12.9	12.5
Risk weighted assets	-	-	-	-	-	22.8	27.4	32.1

Barclays PLC	26

Discontinued Operation Results

Following the reduction of the Barclays Group’s interest in BAGL in 2017, Barclays’ remaining holding of 14.9%, as at Q318 is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

Africa Banking

	Nine months ended 30.09.18	Nine months ended 30.09.17[1]
Income statement information	£m	£m
Net interest income`	-	1,024
Net fee, commission and other income	-	762
Total income	-	1,786
Credit impairment charges and other provisions	-	(177)
Net operating income	-	1,609
Operating expenses excluding impairment of Barclays’ holding in BAGL	-	(1,130)
Other net income excluding loss on sale of BAGL	-	5
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	-	484
Impairment of Barclays’ holding in BAGL	-	(1,090)
Loss on sale of BAGL	-	(1,435)
Loss before tax	-	(2,041)
Tax charge	-	(154)
Loss after tax	-	(2,195)
Attributable loss	-	(2,335)

1	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q318	Q218	Q118	Q417	Q317	Q217[1]	Q117	Q416
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	407	617	626
Net fee, commission and other income	-	-	-	-	-	297	465	441
Total income	-	-	-	-	-	704	1,082	1,067
Credit impairment charges and other provisions	-	-	-	-	-	(71)	(106)	(105)
Net operating income	-	-	-	-	-	633	976	962
Operating expenses excluding UK bank levy and impairment of Barclays’ holding in BAGL	-	-	-	-	-	(477)	(653)	(727)
UK bank levy	-	-	-	-	-	-	-	(65)
Other net income excluding loss on sale of BAGL	-	-	-	-	-	3	2	2
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	-	-	-	-	-	159	325	172
Impairment of Barclays’ holding in BAGL	-	-	-	-	-	(206)	(884)	-
Loss on sale of BAGL	-	-	-	-	-	(1,435)	-	-
(Loss)/profit before tax	-	-	-	-	-	(1,482)	(559)	172
(Loss)/profit after tax	-	-	-	-	-	(1,537)	(658)	71
Attributable loss	-	-	-	-	-	(1,534)	(801)	(52)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	-	-	-	66.0	65.1
Risk weighted assets	-	-	-	-	-	9.8	41.3	42.3

1	The Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.

Barclays PLC	27

Performance Management

Margins and balances

	Nine months ended 30.09.2018			Nine months ended 30.09.2017
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,515	186,474	3.24	4,546	171,279	3.55
Barclays International[1]	2,972	95,693	4.15	3,255	106,183	4.10
Total Barclays UK and Barclays International	7,487	282,167	3.55	7,801	277,462	3.76
Other[2]	(723)			(228)
Total Barclays Group[3]	6,764			7,573

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-interest earning lending balances within the investment banking business. Barclays Non-Core is included in the first six months of the comparative period.
3	Group net interest income includes net structural hedge contributions of £0.6bn (Q317 YTD: £1.1bn).

Quarterly analysis for Barclays UK and Barclays International
	Net interest income	Average customer assets	Net interest margin[2]
Three months ended 30.09.18	£m	£m	%
Barclays UK	1,529	188,239	3.22
Barclays International[1]	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44
Three months ended 30.06.18
Barclays UK	1,493	186,053	3.22
Barclays International[1]	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49
Three months ended 31.03.18
Barclays UK	1,493	185,351	3.27
Barclays International[1]	1,065	94,530	4.57
Total Barclays UK and Barclays International	2,558	279,881	3.71
Three months ended 31.12.17
Barclays UK	1,540	184,058	3.32
Barclays International[1]	1,071	98,500	4.31
Total Barclays UK and Barclays International	2,611	282,558	3.67
Three months ended 30.09.17
Barclays UK	1,501	181,419	3.28
Barclays International[1]	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61

1	Barclays International margins include interest earning lending balances within the investment banking business.
2

The Group’s treasury results are reported directly within Barclays UK and Barclays International following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income. These amounts had previously been included in Net interest income and the Net interest margin through transfer pricing.

Barclays PLC	28

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance and coverage ratio by stage allocation and business segment as at 30 September 2018. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure and impairment allowance.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as expected credit loss is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	133,552	25,968	3,078	162,598	130	1,317	1,181	2,628	159,970
Barclays International	22,857	7,258	1,743	31,858	247	1,125	1,216	2,588	29,270
Head Office	6,722	665	960	8,347	9	48	305	362	7,985
Total Barclays Group retail	163,131	33,891	5,781	202,803	386	2,490	2,702	5,578	197,225
Barclays UK	22,050	4,726	1,303	28,079	17	85	132	234	27,845
Barclays International	92,292	10,187	1,421	103,900	131	220	426	777	103,123
Head Office	669	-	43	712	9	-	31	40	672
Total Barclays Group wholesale	115,011	14,913	2,767	132,691	157	305	589	1,051	131,640
Total loans and advances at amortised cost	278,142	48,804	8,548	335,494	543	2,795	3,291	6,629	328,865
Off-balance sheet loan commitments and financial guarantee contracts				334,725				307
Total[1]				670,219				6,936

	As at 30.09.18				Nine months ended 30.09.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate[2]
	%	%	%	%	£m		bps
Barclays UK	0.1	5.1	38.4	1.6		452		37
Barclays International	1.1	15.5	69.8	8.1		502		211
Head Office	0.1	7.2	31.8	4.3		11		18
Total Barclays Group retail	0.2	7.3	46.7	2.8		965		64
Barclays UK	0.1	1.8	10.1	0.8		77		37
Barclays International	0.1	2.2	30.0	0.7		(199)		(26)
Head Office	1.3	-	72.1	5.6		(22)		(413)
Total Barclays Group wholesale	0.1	2.0	21.3	0.8		(144)		(15)
Total loans and advances at amortised cost	0.2	5.7	38.5	2.0		821		33
Other financial assets subject to impairment						4
Total						825

1

Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £154.0bn (1 January 2018: £128.1bn) and impairment allowance of £14m (1 January 2018: £9m).

2	Q318 loan impairment charge represents nine months of impairment charge, annualised to calculate the loan loss rate.

Barclays PLC	29

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 01.01.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	129,837	25,798	3,152	158,787	142	1,310	1,142	2,594	156,193
Barclays International	22,427	7,051	1,466	30,944	292	1,298	1,080	2,670	28,274
Head Office	6,498	1,596	952	9,046	8	62	294	364	8,682
Total Barclays Group retail	158,762	34,445	5,570	198,777	442	2,670	2,516	5,628	193,149
Barclays UK	22,835	3,880	1,092	27,807	25	88	114	227	27,580
Barclays International	75,331	11,128	2,345	88,804	139	349	694	1,182	87,622
Head Office	8,689	139	74	8,902	2	5	58	65	8,837
Total Barclays Group wholesale	106,855	15,147	3,511	125,513	166	442	866	1,474	124,039
Total loans and advances at amortised cost	265,617	49,592	9,081	324,290	608	3,112	3,382	7,102	317,188
Off-balance sheet loan commitments and financial guarantee contracts				334,573				420
Total				658,863				7,522

	Coverage ratio
As at 01.01.18	Stage 1%	Stage 2%	Stage 3%	Total %
Barclays UK	0.1	5.1	36.2	1.6
Barclays International	1.3	18.4	73.7	8.6
Head Office	0.1	3.9	30.9	4.0
Total Barclays Group retail	0.3	7.8	45.2	2.8
Barclays UK	0.1	2.3	10.4	0.8
Barclays International	0.2	3.1	29.6	1.3
Head Office	-	3.6	78.4	0.7
Total Barclays Group wholesale	0.2	2.9	24.7	1.2
Total loans and advances at amortised cost	0.2	6.3	37.2	2.2

Gross exposure on loans and advances at amortised cost increased by £11.2bn to £335.5bn (1 January 2018: £324.3bn) predominantly driven by growth in the UK mortgage portfolio and CIB activity.

The impairment allowance on loans and advances at amortised cost, including off-balance sheet elements of the allowance, decreased by £0.6bn to £6.9bn (1 January 2018: £7.5bn).

The increase in gross exposure on loans and advances at amortised cost of £11.2bn can be seen in the increase in Stage 1 gross exposure of £12.5bn, offset by a decrease of £0.8bn in Stage 2 and £0.5bn in Stage 3, with a decrease in the impairment allowance to £6.6bn (1 January 2018: £7.1bn).

The decrease in Head Office represents the transfer of Treasury balances into the business segments as part of structural reform implementation.

Barclays PLC	30

Credit Risk

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.18	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total

Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	129,737	15,943	1,710	628	18,281	2,538	150,556
Credit cards, unsecured loans and other retail lending	40,545	14,474	629	469	15,572	3,585	59,702
Corporate loans	107,860	13,594	544	813	14,951	2,425	125,236
Total	278,142	44,011	2,883	1,910	48,804	8,548	335,494

Impairment allowance
Home loans	40	59	14	12	85	360	485
Credit cards, unsecured loans and other retail lending	373	1,957	183	250	2,390	2,408	5,171
Corporate loans	130	299	14	7	320	523	973
Total	543	2,315	211	269	2,795	3,291	6,629

Net exposure
Home loans	129,697	15,884	1,696	616	18,196	2,178	150,071
Credit cards, unsecured loans and other retail lending	40,172	12,517	446	219	13,182	1,177	54,531
Corporate loans	107,730	13,295	530	806	14,631	1,902	124,263
Total	277,599	41,696	2,672	1,641	46,009	5,257	328,865

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.9	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	0.9	13.5	29.1	53.3	15.3	67.2	8.7
Corporate loans	0.1	2.2	2.6	0.9	2.1	21.6	0.8
Total	0.2	5.3	7.3	14.1	5.7	38.5	2.0

As at 01.01.18

Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	125,224	17,108	1,612	604	19,324	2,425	146,973
Credit cards, unsecured loans and other retail lending	40,482	13,562	702	502	14,766	3,544	58,792
Corporate loans	99,911	14,534	407	561	15,502	3,112	118,525
Total	265,617	45,204	2,721	1,667	49,592	9,081	324,290

Impairment allowance
Home loans	38	77	10	13	100	326	464
Credit cards, unsecured loans and other retail lending	441	2,086	203	245	2,534	2,291	5,266
Corporate loans	129	444	22	12	478	765	1,372
Total	608	2,607	235	270	3,112	3,382	7,102

Net exposure
Home loans	125,186	17,031	1,602	591	19,224	2,099	146,509
Credit cards, unsecured loans and other retail lending	40,041	11,476	499	257	12,232	1,253	53,526
Corporate loans	99,782	14,090	385	549	15,024	2,347	117,153
Total	265,009	42,597	2,486	1,397	46,480	5,699	317,188

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.5	0.6	2.2	0.5	13.4	0.3
Credit cards, unsecured loans and other retail lending	1.1	15.4	28.9	48.8	17.2	64.6	9.0
Corporate loans	0.1	3.1	5.4	2.1	3.1	24.6	1.2
Total	0.2	5.8	8.6	16.2	6.3	37.2	2.2

Barclays PLC	31

Treasury and Capital Risk

Capital

Barclays’ fully loaded CET1 regulatory requirement is expected to be 11.4% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and an expected 0.5% Countercyclical Capital Buffer (CCyB).

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.9% applicable for 2018. The G-SII buffer for 2018 has been set at 1.5% with 1.1% applicable for 2018. On 21 November 2017 the FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019.

On 27 June 2018, the Financial Policy Committee (FPC) increased the UK CCyB rate from 0% to 0.5% resulting in a 0.3% CCyB for Barclays for Q318. From November 2018, the rate is expected to increase to 1% and based on current UK exposures, Barclays’ CCyB is expected to be approximately 0.5% from November 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction, however based on current exposures none of those set are material.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2018 is 4.3%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

As at 30 September 2018, Barclays’ transitional CET1 ratio was 13.2% which exceeded the 2018 transitional minimum requirement of 10.2% comprising a 4.5% Pillar 1 minimum, a 1.9% CCB, a 1.1% G-SII buffer, a 0.3% CCyB and a 2.4% Pillar 2A requirement.

Barclays PLC	32

Treasury and Capital Risk

Capital ratios [1,2,3]	As at 30.09.18	As at 30.06.18	As at 31.12.17
CET1	13.2%	13.0%	13.3%
Tier 1 (T1)	17.5%	16.6%	17.2%
Total regulatory capital	21.3%	20.5%	21.5%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	63.2	61.1	63.9
Less: other equity instruments (recognised as AT1 capital)	(10.8)	(8.9)	(8.9)
Adjustment to retained earnings for foreseeable dividends	(0.5)	(0.6)	(0.4)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.6)	(1.6)	(1.4)
Goodwill and intangible assets	(7.9)	(7.9)	(7.9)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.6)	(0.5)	(0.6)
Fair value reserves related to gains or losses on cash flow hedges	(0.4)	(0.7)	(1.2)
Excess of expected losses over impairment	-	-	(1.2)
Gains or losses on liabilities at fair value resulting from own credit	0.1	0.1	0.1
Defined benefit pension fund assets	(0.8)	(0.8)	(0.7)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.3	1.3	-
Other regulatory adjustments	(0.1)	-	-
CET1 capital	41.7	41.4	41.6

AT1 capital
Capital instruments and related share premium accounts	10.8	8.9	8.9
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.7	2.8	3.5
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	13.5	11.7	12.3

T1 capital	55.2	53.0	53.9

T2 capital
Capital instruments and related share premium accounts	6.6	6.6	6.5
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.6	6.1	7.0
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	67.2	65.4	67.2

Total RWAs	316.2	319.3	313.0

1

CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2

The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC additional tier 1 (AT1) securities, was 12.8%, with £40.5bn of CET1 capital and £316bn of RWAs calculated without applying the transitional arrangements of the CRR.

3

The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.2%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays PLC	33

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.18 £bn	Nine months ended 30.09.18 £bn
Opening CET1 capital	41.4	41.6

Effects of changes in accounting policies	-	(2.2)

Profit for the period attributable to equity holders	1.2	2.0
Own credit relating to derivative liabilities	-	(0.1)
Dividends paid and foreseen	(0.4)	(1.2)
Increase in retained regulatory capital generated from earnings	0.7	0.7

Net impact of share schemes	0.1	-
Fair value through other comprehensive income reserve	(0.2)	(0.7)
Currency translation reserve	0.1	0.5
Increase/(decrease) in other qualifying reserves	-	(0.2)

Pension remeasurements within reserves	(0.2)	(0.3)
Defined benefit pension fund asset deduction	-	(0.1)
Net impact of pensions	(0.2)	(0.4)

Additional value adjustments (PVA)	(0.1)	(0.3)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(0.1)	-
Excess of expected loss over impairment	-	1.2
Adjustment under IFRS 9 transitional arrangements	-	1.3
(Decrease)/increase in regulatory capital due to adjustments and deductions	(0.2)	2.2

Closing CET1 capital	41.7	41.7

CET1 capital increased £0.1bn to £41.7bn.

Profit for the period attributable to equity holders of £2bn was partially offset by £1.2bn of the regulatory deduction for dividends paid and foreseen. Other movements in the period were:

●

A £0.2bn decrease in other qualifying reserves with a £0.7bn decrease in the fair value through other comprehensive income reserve offset by a £0.5bn increase in the currency translation reserve driven by the appreciation of period end USD against GBP

●	A £0.4bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.25bn in April 2018 and £0.25bn in September 2018

The implementation of IFRS 9 resulted in a net increase in CET1 capital as the initial decrease in shareholders’ equity of £2.2bn on implementation was more than offset by the transitional relief of £1.3bn and the removal of £1.2bn of regulatory deduction for the excess of expected loss over impairment.

Barclays PLC	34

Treasury and Capital Risk

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.09.18	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.4	59.2	0.3	-	-	0.1	-	-	11.8	74.8
Barclays International	51.6	68.8	15.3	16.8	0.1	3.4	15.8	14.4	28.4	214.6
Head Office	4.1	6.0	-	0.2	-	-	-	-	16.5	26.8
Barclays Group	59.1	134.0	15.6	17.0	0.1	3.5	15.8	14.4	56.7	316.2

As at 30.06.18
Barclays UK	3.9	59.1	0.2	-	-	-	-	-	11.8	75.0
Barclays International	51.1	74.4	15.6	16.4	0.1	2.9	14.7	14.4	28.4	218.0
Head Office	4.4	5.2	-	0.2	-	-	-	-	16.5	26.3
Barclays Group	59.4	138.7	15.8	16.6	0.1	2.9	14.7	14.4	56.7	319.3

As at 31.12.17
Barclays UK	3.8	55.0	-	-	-	-	-	-	12.2	70.9
Barclays International	49.1	69.5	17.0	17.2	0.1	2.8	13.3	13.5	27.7	210.3
Head Office	2.9	9.8	0.1	0.6	-	0.2	0.1	1.4	16.8	31.8
Barclays Group	55.8	134.2	17.1	17.9	0.1	3.0	13.4	14.9	56.7	313.0

Movement analysis of RWAs

	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Nine months ended 30.09.18	£bn	£bn	£bn	£bn	£bn
Opening RWAs	190.0	38.0	28.3	56.7	313.0
Book size	5.5	(0.3)	0.5	-	5.7
Acquisitions and disposals	(3.3)	(0.3)	(0.2)	-	(3.8)
Book quality	(2.8)	0.2	-	-	(2.6)
Model updates	(0.1)	-	-	-	(0.1)
Methodology and policy	2.0	(1.4)	1.6	-	2.2
Foreign exchange movements[1]	1.8	-	-	-	1.8
Closing RWAs	193.1	36.2	30.2	56.7	316.2

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £3.2bn to £316.2bn:

●	Book size increased RWAs £5.7bn primarily due to increased lending activity in the investment banking businesses

●	Acquisitions and disposals decreased RWAs £3.8bn primarily due to the regulatory deconsolidation of BAGL

●	Book quality decreased RWAs £2.6bn primarily due to improvement in the risk profile in Barclays International

●	Methodology and policy increased RWAs £2.2bn primarily due to regulatory methodology changes for the ESHLA portfolio

●	Foreign exchange movements increased RWAs £1.8bn primarily due to appreciation of period end USD against GBP

Barclays PLC	35

Treasury and Capital Risk

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.7% as at 30 September 2018; this comprised the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.39% and a countercyclical leverage ratio buffer (CCLB) of 0.1%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.39% transitional G-SII ALRB was £4.4bn and the 0.1% CCLB was £1.1bn. The fully loaded UK leverage requirement is expected to be 4.0%.

From 1 January 2018, following the end of the transitional period Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. During the transitional period, the exposure measure was based on the last day of each month in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

	As at 30.09.18	As at 30.06.18	As at 31.12.17
Leverage ratios[1,2]	£bn	£bn	£bn
Average T1 capital[3]	51.8	49.7	51.2
Average UK leverage exposure[4]	1,119	1,082	1,045
Average UK leverage ratio	4.6%	4.6%	4.9%
UK leverage ratio	4.9%	4.9%	5.1%

CET1 capital	41.7	41.4	41.6
AT1 capital	10.7	8.8	8.8
T1 capital[3]	52.5	50.2	50.4

Leverage exposure
Accounting assets
Derivative financial instruments	215	228	238
Derivative cash collateral	47	48	53
Securities financing transactions (SFTs)	129	119	113
Loans and advances and other assets	780	755	729
Total IFRS assets	1,171	1,150	1,133

Regulatory consolidation adjustments	(1)	-	8

Derivatives adjustments
Derivatives netting	(194)	(208)	(217)
Adjustments to cash collateral	(40)	(40)	(42)
Net written credit protection	16	20	14
Potential future exposure (PFE) on derivatives	133	128	120
Total derivatives adjustments	(85)	(100)	(125)

SFTs adjustments	17	19	19

Regulatory deductions and other adjustments	(11)	(10)	(13)

Weighted off-balance sheet commitments	101	106	103

Qualifying central bank claims	(129)	(135)	(140)

UK leverage exposure[2]	1,063	1,030	985

1	The fully loaded UK leverage ratio was 4.8%, with £51.2bn of T1 capital and £1,062bn of leverage exposure calculated without applying the transitional arrangements of the CRR.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR.
3	The T1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under the CRR.
4	The average UK leverage exposure as at 31 December 2017 was calculated based on the last day of each month in the quarter.

Barclays PLC	36

Treasury and Capital Risk

The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) partially driven by the change to the daily exposure measure. Average UK leverage exposures increased £74bn to £1,119bn due to higher trading activity in SFTs and trading portfolio assets and a decrease in the qualifying central bank claims deduction.

The UK leverage ratio decreased to 4.9% (December 2017: 5.1%) driven by an increase in UK leverage exposure of £78bn to £1,063bn partially offset by an increase in T1 capital primarily due to a new AT1 issuance during the third quarter. Leverage exposure movements included:

●

Loans and advances and other assets increased £51bn to £780bn primarily driven by a £24bn increase in settlement balances, £10bn increase in lending in Barclays International and Barclays UK and a £10bn increase in trading portfolio assets

●	SFTs increased £16bn to £129bn primarily driven by higher client demand for securities due to an increase in trading activity

●	PFEs increased £13bn to £133bn primarily driven by an increase in foreign exchange and interest rate derivatives

●	Qualifying central bank claims decreased £11bn to £129bn primarily driven by liquidity pool currency composition moving into Euro central bank deposits not matched by customer deposits

●	Regulatory consolidation adjustments decreased £9bn primarily driven by the regulatory deconsolidation of BAGL

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by lower SFTs at quarter end.

Barclays is required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report Q3 2018), due to be published by 24 October 2018, available at home.barclays/results.

Barclays PLC	37

Treasury and Capital Risk

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England’s statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio requirement or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays’ indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

●	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers respectively

●	Regulatory buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% from the planned introduction of a 1% CCyB for the UK1

MREL ratios and position

MREL ratios	As at 30.09.18	As at 30.06.18	As at 31.12.17
CET1 capital[2]	13.2%	13.0%	13.3%
AT1 capital instruments and related share premium accounts	3.4%	2.8%	2.9%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	2.1%	2.1%
Term senior unsecured funding	9.4%	8.7%	6.8%
Total Barclays PLC (the Parent company) MREL ratio	28.1%	26.5%	25.0%
Qualifying AT1 capital (including minority interests) issued by subsidiaries[3]	0.8%	0.9%	1.1%
Qualifying T2 capital (including minority interests) issued by subsidiaries[3]	1.7%	1.8%	2.2%
Total MREL ratio, including eligible Barclays Bank PLC instruments	30.7%	29.2%	28.2%

MREL position	£bn	£bn	£bn
CET1 capital[2]	41.7	41.4	41.6
AT1 capital instruments and related share premium accounts	10.8	8.9	8.9
T2 capital instruments and related share premium accounts	6.6	6.6	6.5
Term senior unsecured funding	29.8	27.6	21.2
Total Barclays PLC (the Parent company) MREL position	89.0	84.5	78.2
Qualifying AT1 capital (including minority interests) issued by subsidiaries[3]	2.6	2.7	3.4
Qualifying T2 capital (including minority interests) issued by subsidiaries[3]	5.4	5.8	6.8
Total MREL position, including eligible Barclays Bank PLC instruments	97.0	93.0	88.4

Total RWAs[2]	316.2	319.3	313.0

1	2022 requirements subject to Bank of England review by the end of 2020.
2	CET1 capital and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.
3	Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (December 2017: £0.1bn), and other T2 capital regulatory adjustments and deductions of £0.3bn (December 2017: £0.3bn).

Barclays PLC	38

Condensed Consolidated Financial Statements

Consolidated summary income statement

	Nine months ended	Nine months ended
	30.09.18	30.09.17
	£m	£m
Total income	16,063	16,054
Credit impairment charges and other provisions	(825)	(1,763)
Net operating income	15,238	14,291
Operating expenses excluding litigation and conduct	(10,003)	(10,263)
Litigation and conduct	(2,147)	(824)
Operating expenses	(12,150)	(11,087)
Other net income	32	244
Profit before tax	3,120	3,448
Tax charge	(977)	(1,102)
Profit after tax in respect of continuing operations	2,143	2,346
Loss after tax in respect of discontinued operation	-	(2,195)
Profit after tax	2,143	151

Attributable to:
Equity holders of the parent	1,470	(628)
Other equity instrument holders[1]	522	458
Total equity holders of the parent	1,992	(170)
Non-controlling interests in respect of continuing operations	151	181
Non-controlling interests in respect of discontinued operation	-	140
Profit after tax	2,143	151

Earnings per share[1]
Basic earnings/(loss) per ordinary share	9.4p	(3.0p)
Basic earnings per ordinary share in respect of continuing operations	9.4p	10.8p
Basic loss per ordinary share in respect of discontinued operation	-	(13.8p)

1

The profit after tax attributable to other equity instrument holders of £522m (Q317 YTD: £458m) is offset by a tax credit recorded in reserves of £141m (Q317 YTD: £125m). The net amount of £381m (Q317 YTD: £333m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Barclays PLC	39

Condensed Consolidated Financial Statements

Consolidated summary balance sheet

	As at	As at
	30.09.18	01.01.18[1]

Assets	£m	£m
Cash and balances at central banks	168,887	171,082
Cash collateral and settlement balances	97,094	74,774
Loans and advances at amortised cost	328,865	317,188
Reverse repurchase agreements and other similar secured lending	4,893	597
Trading portfolio assets	124,598	114,173
Financial assets at fair value through the income statement	152,885	140,211
Derivative financial instruments	215,137	237,669
Financial assets at fair value through other comprehensive income	55,544	53,241
Investments in associates and joint ventures	728	699
Goodwill and intangible assets	7,877	7,849
Current tax assets	535	482
Deferred tax assets	4,275	4,084
Other assets	9,457	8,199
Assets included in disposal groups classified as held for sale	-	1,193
Total assets	1,170,775	1,131,441

Liabilities
Deposits at amortised cost	396,314	379,841
Cash collateral and settlement balances	88,940	65,925
Repurchase agreements and other similar secured borrowing	20,574	15,053
Debt securities in issue	79,472	73,314
Subordinated liabilities	20,710	23,826
Trading portfolio liabilities	47,197	37,351
Financial liabilities designated at fair value	225,353	220,083
Derivative financial instruments	213,755	238,345
Current tax liabilities	679	586
Deferred tax liabilities	63	44
Other liabilities	12,436	13,207
Total liabilities	1,105,493	1,067,575

Equity
Called up share capital and share premium	4,302	22,045
Other reserves	4,217	5,247
Retained earnings	43,807	25,522
Shareholders’ equity attributable to ordinary shareholders of the parent	52,326	52,814
Other equity instruments	10,843	8,941
Total equity excluding non-controlling interests	63,169	61,755
Non-controlling interests	2,113	2,111
Total equity	65,282	63,866

Total liabilities and equity	1,170,775	1,131,441

1

The balance sheet presentation has been updated as a result of the adoption of new accounting policies on 1 January 2018. The comparatives are presented under the new accounting policies to aid comparability. For further details, refer to the Barclays PLC Interim 2018 Results Announcement at home.barclays/results.

Barclays PLC	40

Condensed Consolidated Financial Statements

Consolidated statement of changes in equity

Nine months ended 30.09.18	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016
Effects of changes in accounting policies[1]	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Profit after tax	-	522	-	1,470	1,992	151	2,143
Other comprehensive profit after tax for the period	-	-	(1,030)	(257)	(1,287)	-	(1,287)
Total comprehensive income for the period	-	522	(1,030)	1,213	705	151	856
Issue of new ordinary shares	88	-	-	-	88	-	88
Issue of shares under employee share schemes	42	-	-	326	368	-	368
Capital reorganisation[2]	(17,873)	-	-	17,873	-	-	-
Issue and exchange of equity instruments	-	1,925	-	-	1,925	-	1,925
Other equity instruments coupons paid	-	(522)	-	141	(381)	-	(381)
Treasury shares	-	-	-	(487)	(487)	-	(487)
Dividends paid	-	-	-	(768)	(768)	(147)	(915)
Other movements	-	(23)	-	(13)	(36)	(2)	(38)
Balance as at 30 September 2018	4,302	10,843	4,217	43,807	63,169	2,113	65,282

Three months ended 30.09.18
Balance as at 1 July 2018	22,144	8,938	4,532	25,441	61,055	2,113	63,168
Profit after tax	-	176	-	1,002	1,178	43	1,221
Other comprehensive profit after tax for the period	-	-	(330)	(213)	(543)	(1)	(544)
Total comprehensive income for the period	-	176	(330)	789	635	42	677
Issue of new ordinary shares	21	-	-	-	21	-	21
Issue of shares under employee share schemes	10	-	-	89	99	-	99
Capital reorganisation[2]	(17,873)	-	-	17,873	-	-	-
Issue and exchange of equity instruments	-	1,925	-	-	1,925		1,925
Other equity instruments coupons paid	-	(176)	-	48	(128)	-	(128)
Treasury shares	-	-	15	(3)	12	-	12
Dividends paid	-	-	-	(427)	(427)	(41)	(468)
Other movements	-	(20)	-	(3)	(23)	(1)	(24)
Balance as at 30 September 2018	4,302	10,843	4,217	43,807	63,169	2,113	65,282

	As at 30.09.18	As at 01.01.18[1]

Other reserves	£m	£m
Currency translation reserve	3,532	3,054
Fair value through other comprehensive income reserve	(463)	228
Cash flow hedging reserve	410	1,161
Own credit reserve	(245)	(179)
Other reserves and treasury shares	983	983
Total other reserves	4,217	5,247

1

The balance sheet presentation has been updated as a result of the adoption of new accounting policies on 1 January 2018. The comparatives are presented under the new accounting policies to aid comparability. For further details, refer to the Barclays PLC Interim 2018 Results Announcement at home.barclays/results.

2

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

Barclays PLC	41

Barclays PLC Parent Company

Summary balance sheet

	As at 30.09.18	As at 31.12.17

Assets	£m	£m
Investment in subsidiaries	57,580	39,354
Loans and advances to subsidiaries	29,977	23,970
Financial assets at fair value through the income statement	4,656	4,782
Derivative financial instruments	101	161
Other assets	239	202
Total assets	92,553	68,469

Liabilities
Deposits at amortised cost	583	500
Subordinated liabilities	6,717	6,501
Debt securities in issue	29,780	22,110
Other liabilities	102	153
Total liabilities	37,182	29,264

Equity
Called up share capital	4,282	4,265
Share premium account	20	17,780
Other equity instruments	10,866	8,943
Other reserves	394	480
Retained earnings	39,809	7,737
Total equity	55,371	39,205

Total liabilities and equity	92,553	68,469

Investment in subsidiaries

The investment in subsidiaries of £57,580m (December 2017: £39,354m) predominantly relates to investments made into Barclays Bank PLC, Barclays Bank UK PLC and £10,918m (December 2017: £8,986m) of AT1 securities. The increase of £18,226m during the period was predominantly driven by the £14,025m holding in Barclays Bank UK PLC, a £2,000m capital injection into Barclays Bank PLC and an additional $2,500m AT1 holding.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue

In the nine months ended 30 September 2018, Barclays PLC issued $4,500m of Fixed and Floating Rate Senior Notes, €1,805m Fixed Rate Senior Notes, £1,500m Fixed Rate Senior Notes, ¥147,600m Fixed Rate Bonds, AUD 600m Fixed and Floating Rate Senior Debt and CHF175m Fixed Rate Senior Debt included within the debt securities in issue balance of £29,780m (December 2017: £22,110m).

Share premium

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

Other equity instruments and other reserves

Other equity instruments comprise of AT1 securities issued by Barclays PLC. In the third quarter Barclays PLC issued a $2,500m AT1 security. Following the adoption of IFRS 9 on 1 January 2018, the available for sale reserve of £86m has been transferred to retained earnings.

Retained earnings

Following the capital reorganisation and receipt of a dividend in specie from Barclays Bank PLC representing its holding in Barclays Bank UK PLC, retained earnings have increased from £7,737m to £39,809m in the period.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in the subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Barclays Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC). In June 2018 the Bank of England published its updated statement of policy on “The Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL)”. Accordingly, during the course of the second half of 2018 Barclays expects to restructure certain investments in subsidiaries, including to subordinate internal MREL beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which will be in effect from 1 January 2019.

Barclays PLC	42

Appendix: Non-IFRS Performance Measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.

Period end allocated tangible equity

Allocated tangible equity is calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity

Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity

Annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 44.

Return on average allocated tangible equity

Annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 44.

Cost: income ratio	Operating expenses divided by total income.

Loan loss rate

Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 29.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 28.

Tangible net asset value per share

Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 51.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 45 to 51.

Barclays PLC	43

Appendix: Non-IFRS Performance Measures

Returns

Return on average tangible equity is calculated as annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

Nine months ended 30.09.18	Attributable profit/(loss) £m	Tax credit in respect of interest payments on other equity instruments £m	Profit/(loss) attributable to ordinary equity holders of the parent £m	Average tangible equity £bn	Return on average tangible equity %
Barclays UK	926	31	957	10.0	12.7
Corporate and Investment Bank	1,769	96	1,865	26.0	9.6
Consumer, Cards and Payments	744	11	755	4.9	20.7
Barclays International	2,513	107	2,620	30.9	11.3
Head Office	(1,969)	3	(1,966)	3.2	n/m
Barclays Group	1,470	141	1,611	44.1	4.9

Nine months ended 30.09.17
Barclays UK	608	27	635	9.0	9.4
Corporate and Investment Bank	1,423	73	1,496	23.8	8.4
Consumer, Cards and Payments	592	13	605	4.2	19.3
Barclays International	2,015	86	2,101	28.0	10.0
Head Office[1]	(497)	2	(495)	9.0	n/m
Barclays Non-Core	(419)	10	(409)	3.2	n/m
Africa Banking discontinued operation[1]	(2,335)	-	(2,335)	n/m	n/m
Barclays Group	(628)	125	(503)	49.2	(1.4)

1	Average allocated tangible equity for Africa Banking is included within Head Office.

Barclays PLC	44

Appendix: Non-IFRS Performance Measures

Performance measures excluding litigation and conduct

	Nine months ended 30.09.18
Cost: income ratio	Barclays UK £m	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Barclays International £m	Head Office £m	Barclays Group £m
Operating expenses	(3,429)	(5,303)	(1,674)	(6,977)	(1,744)	(12,150)
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Operating expenses excluding litigation and conduct	(2,961)	(5,258)	(1,625)	(6,883)	(159)	(10,003)

Total income	5,520	7,614	3,191	10,805	(262)	16,063

Cost: income ratio excluding litigation and conduct	54%	69%	51%	64%	n/m	62%

Profit before tax
Profit/(loss) before tax	1,566	2,508	1,052	3,560	(2,006)	3,120
Impact of litigation and conduct	468	45	49	94	1,585	2,147
Profit/(loss) before tax excluding litigation and conduct	2,034	2,553	1,101	3,654	(421)	5,267

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	926	1,769	744	2,513	(1,969)	1,470
Post-tax impact of litigation and conduct	460	36	36	72	1,542	2,074
Attributable profit/(loss) excluding litigation and conduct	1,386	1,805	780	2,585	(427)	3,544
Tax credit in respect of interest payments on other equity instruments	31	96	11	107	3	141
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,417	1,901	791	2,692	(424)	3,685

Return on average tangible shareholders’ equity
Average tangible shareholders’ equity (£bn)	10.0	26.0	4.9	30.9	3.2	44.1

Return on average tangible shareholders’ equity excluding litigation and conduct	18.9%	9.7%	21.7%	11.6%	n/m	11.1%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,074

Basic earnings per ordinary share excluding litigation and conduct						21.6p

Barclays PLC	45

Appendix: Non-IFRS Performance Measures

	Nine months ended 30.09.17
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group[1]
Cost: income ratio	£m	£m	£m	£m	£m	£m
Operating expenses	(3,619)	(5,358)	(1,549)	(6,907)	(277)	(11,087)
Impact of litigation and conduct	706	12	2	14	76	824
Operating expenses excluding litigation and conduct	(2,913)	(5,346)	(1,547)	(6,893)	(201)	(10,263)

Total income	5,513	7,626	3,437	11,063	8	16,054

Cost: income ratio excluding litigation and conduct	53%	70%	45%	62%	n/m	64%

Profit before tax
Profit/(loss) before tax	1,295	2,308	961	3,269	(469)	3,448
Impact of litigation and conduct	706	12	2	14	76	824
Profit/(loss) before tax excluding litigation and conduct	2,001	2,320	963	3,283	(393)	4,272

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	608	1,423	592	2,015	(497)	(628)
Post-tax impact of litigation and conduct	696	9	1	10	73	799
Attributable profit/(loss) excluding litigation and conduct	1,304	1,432	593	2,025	(424)	171
Tax credit in respect of interest payments on other equity instruments	27	73	13	86	2	125
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,331	1,505	606	2,111	(422)	296

Return on average tangible shareholders’ equity
Average tangible shareholders’ equity (£bn)	9.0	23.8	4.2	28.0	9.0	49.2

Return on average tangible shareholders’ equity excluding litigation and conduct	19.8%	8.4%	19.4%	10.1%	n/m	0.8%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						16,994

Basic earnings per ordinary share excluding litigation and conduct						1.7p

1	Barclays Group results also included Barclays Non-Core and the Africa Banking discontinued operation for the nine months ended 30 September 2017.

Barclays PLC	46

Appendix: Non-IFRS Performance Measures

Barclays Group

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)
Impact of litigation and conduct	105	81	1,961	383	81	715	28	97
Operating expenses excluding litigation and conduct	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)	(3,591)	(4,222)

Total income	5,129	5,576	5,358	5,022	5,173	5,058	5,823	4,992

Cost: income ratio excluding litigation and conduct	65%	59%	63%	79%	63%	67%	62%	85%

Profit before tax
Profit/(loss) before tax	1,461	1,895	(236)	93	1,107	659	1,682	330
Impact of litigation and conduct	105	81	1,961	383	81	715	28	97
Profit before tax excluding litigation and conduct	1,566	1,976	1,725	476	1,188	1,374	1,710	427

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,002	1,232	(764)	(1,294)	583	(1,401)	190	99
Post-tax impact of litigation and conduct	85	59	1,930	351	77	703	19	52
Attributable profit/(loss) excluding litigation and conduct	1,087	1,291	1,166	(943)	660	(698)	209	151
Tax credit in respect of interest payments on other equity instruments	48	47	46	49	43	44	38	39
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,135	1,338	1,212	(894)	703	(654)	247	190

Return on average tangible shareholders’ equity
Average tangible shareholders’ equity (£bn)	44.6	43.5	44.2	48.1	48.9	49.3	49.4	48.9

Return on average tangible shareholders’ equity excluding litigation and conduct	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,074	17,067	17,037	16,996	16,994	16,989	16,924	16,860

Basic earnings/(loss) per ordinary share excluding litigation and conduct	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p

Barclays PLC	47

Appendix: Non-IFRS Performance Measures

Barclays UK

	Q318	Q218	Q118	Q417	Q317	Q217	Q117	Q416
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)
Impact of litigation and conduct	54	3	411	53	11	699	(4)	28
Operating expenses excluding litigation and conduct	(988)	(968)	(1,005)	(1,176)	(980)	(974)	(959)	(1,037)

Total income	1,896	1,836	1,788	1,870	1,852	1,820	1,841	1,828

Cost: income ratio excluding litigation and conduct	52%	53%	56%	63%	53%	54%	52%	57%

Profit before tax
Profit/(loss) before tax	740	656	170	452	661	(74)	708	583
Impact of litigation and conduct	54	3	411	53	11	699	(4)	28
Profit before tax excluding litigation and conduct	794	659	581	505	672	625	704	611

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	500	464	(38)	245	423	(285)	470	383
Post-tax impact of litigation and conduct	48	1	411	37	8	691	(3)	(3)
Attributable profit excluding litigation and conduct	548	465	373	282	431	406	467	380
Tax credit in respect of interest payments on other equity instruments	10	9	12	13	9	9	9	7
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	558	474	385	295	440	415	476	387

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	10.1	10.1	9.8	9.6	9.4	8.7	8.9	8.6

Return on average allocated tangible equity excluding litigation and conduct	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%

Barclays PLC	48

Appendix: Non-IFRS Performance Measures

Barclays International

Cost: income ratio	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m
Operating expenses	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)
Impact of litigation and conduct	32	47	15	255	5	(4)	13	17
Operating expenses excluding litigation and conduct	(2,277)	(2,306)	(2,300)	(2,693)	(2,182)	(2,276)	(2,435)	(2,781)
Total income	3,290	3,707	3,808	3,319	3,315	3,610	4,138	3,592
Cost: income ratio excluding litigation and conduct	69%	62%	60%	81%	66%	63%	59%	77%

Profit before tax
Profit before tax	850	1,297	1,413	6	652	1,261	1,356	373
Impact of litigation and conduct	32	47	15	255	5	(4)	13	17
Profit before tax excluding litigation and conduct	882	1,344	1,428	261	657	1,257	1,369	390

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	650	890	973	(1,168)	359	819	837	43
Post-tax impact of litigation and conduct	26	34	12	250	4	(3)	9	14
Attributable profit/(loss) excluding litigation and conduct	676	924	985	(918)	363	816	846	57
Tax credit in respect of interest payments on other equity instruments	37	36	34	34	32	27	27	23
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	713	960	1,019	(884)	395	843	873	80

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	31.1	31.4	30.1	28.5	28.9	27.4	27.7	26.6
Return on average allocated tangible equity excluding litigation and conduct	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%

Barclays PLC	49

Appendix: Non-IFRS Performance Measures

Corporate and Investment Bank

Profit before tax	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m
Profit/(loss) before tax	498	835	1,175	(252)	593	925	790	155
Impact of litigation and conduct	32	-	13	255	5	(4)	11	15
Profit before tax excluding litigation and conduct	530	835	1,188	3	598	921	801	170

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	397	567	805	(1,256)	340	623	460	(86)
Post-tax impact of litigation and conduct	25	-	10	250	4	(3)	8	13
Attributable profit/(loss) excluding litigation and conduct	422	567	815	(1,006)	344	620	468	(73)
Tax credit in respect of interest payments on other equity instruments	34	33	29	29	28	22	23	20
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	456	600	844	(977)	372	642	491	(53)

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	25.9	26.4	25.6	24.3	24.8	23.3	23.5	22.6

Return on average allocated tangible equity excluding litigation and conduct	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%	(0.9%)

Consumer, Cards and Payments

Profit before tax
Profit before tax	352	462	238	258	59	336	566	218
Impact of litigation and conduct	-	47	2	-	-	-	2	2
Profit before tax excluding litigation and conduct	352	509	240	258	59	336	568	220

Profit attributable to ordinary equity holders of the parent
Attributable profit	253	323	168	88	19	196	377	129
Post-tax impact of litigation and conduct	1	34	2	-	-	-	1	1
Attributable profit excluding litigation and conduct	254	357	170	88	19	196	378	130
Tax credit in respect of interest payments on other equity instruments	3	3	5	5	4	5	4	3
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	257	360	175	93	23	201	382	133

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	5.2	5.0	4.5	4.2	4.2	4.1	4.2	4.0

Return on average allocated tangible equity excluding litigation and conduct	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%	13.3%

Barclays PLC	50

Appendix: Non-IFRS Performance Measures

Head Office

Profit before tax	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m
(Loss)/profit before tax	(129)	(58)	(1,819)	(365)	(206)	(122)	(141)	162
Impact of litigation and conduct	19	31	1,535	75	65	1	10	1
(Loss)/profit before tax excluding litigation and conduct	(110)	(27)	(284)	(290)	(141)	(121)	(131)	163

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(148)	(122)	(1,699)	(371)	(199)	(175)	(123)	223
Post-tax impact of litigation and conduct	11	24	1,507	64	65	1	7	1
Attributable (loss)/profit excluding litigation and conduct	(137)	(98)	(192)	(307)	(134)	(174)	(116)	224

Tangible net asset value

	As at 30.09.18 £m	As at 30.06.18 £m	As at 31.12.17 £m
Total equity excluding non-controlling interests	63,169	61,055	63,905
Other equity instruments	(10,843)	(8,938)	(8,941)
Shareholders’ equity attributable to ordinary shareholders of the parent	52,326	52,177	54,964
Goodwill and intangibles	(7,877)	(7,871)	(7,849)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	44,449	44,246	47,115

	m	m	m
Shares in issue	17,127	17,110	17,060

	p	p	p
Net asset value per share	306	305	322
Tangible net asset value per share	260	259	276

Barclays PLC	51

Appendix: Non-IFRS Performance Measures

Average allocated equity[1]	Q318 YTD £bn	Q317 YTD £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn
Barclays UK	13.5	13.7	13.7	13.6	13.4	13.1	14.0	13.5	13.6	13.2
Corporate and Investment Bank	26.3	25.0	26.2	26.7	25.9	24.7	25.8	24.4	24.8	24.0
Consumer, Cards and Payments	5.9	5.7	6.3	6.0	5.5	5.3	5.7	5.7	5.7	5.5
Barclays International	32.2	30.7	32.5	32.8	31.4	29.9	31.5	30.1	30.5	29.5
Head Office[2]	6.2	9.9	6.4	4.9	7.2	12.8	11.1	9.5	9.2	8.8
Barclays Non-Core	-	3.2	-	-	-	-	-	4.5	5.2	6.5
Barclays Group	51.9	57.6	52.5	51.3	52.0	55.9	56.6	57.5	58.5	58.0

Effect of goodwill and intangibles	Q318 YTD £bn	Q317 YTD £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn
Barclays UK	(3.5)	(4.7)	(3.6)	(3.5)	(3.5)	(3.5)	(4.6)	(4.8)	(4.7)	(4.6)
Corporate and Investment Bank	(0.3)	(1.2)	(0.2)	(0.3)	(0.3)	(0.4)	(1.1)	(1.2)	(1.3)	(1.4)
Consumer, Cards and Payments	(1.1)	(1.5)	(1.1)	(1.1)	(1.0)	(1.1)	(1.5)	(1.6)	(1.5)	(1.5)
Barclays International	(1.4)	(2.7)	(1.3)	(1.4)	(1.4)	(1.4)	(2.6)	(2.8)	(2.8)	(2.9)
Head Office[2]	(2.9)	(0.9)	(3.0)	(2.9)	(2.9)	(2.8)	(0.6)	(0.7)	(1.6)	(1.6)
Barclays Non-Core	-	-	-	-	-	-	-	-	-	-
Barclays Group	(7.8)	(8.3)	(7.9)	(7.8)	(7.8)	(7.8)	(7.8)	(8.2)	(9.1)	(9.1)

Average allocated tangible equity[3]	Q318 YTD £bn	Q317 YTD £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn
Barclays UK	10.0	9.0	10.1	10.1	9.8	9.6	9.4	8.7	8.9	8.6
Corporate and Investment Bank	26.0	23.8	25.9	26.4	25.6	24.3	24.8	23.3	23.5	22.6
Consumer, Cards and Payments	4.9	4.2	5.2	5.0	4.5	4.2	4.2	4.1	4.2	4.0
Barclays International	30.9	28.0	31.1	31.4	30.1	28.5	28.9	27.4	27.7	26.6
Head Office[2]	3.2	9.0	3.4	2.0	4.3	10.0	10.5	8.8	7.6	7.2
Barclays Non-Core	-	3.2	-	-	-	-	-	4.5	5.2	6.5
Barclays Group	44.1	49.2	44.6	43.5	44.2	48.1	48.9	49.3	49.4	48.9

1	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
2	Includes the Africa Banking discontinued operation.
3	This table shows average tangible equity for the Group and average allocated tangible equity for both the IFRS reporting segments and sub-segments of Barclays International.

Barclays PLC	52

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q318 YTD £m	Q317 YTD £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m
Barclays UK	957	635	509	473	(26)	257	433	(276)	479	390
Corporate and Investment Bank	1,865	1,496	431	600	834	(1,227)	368	646	483	(66)
Consumer, Cards and Payments	755	605	256	326	173	93	23	201	381	132
Barclays International	2,620	2,101	687	936	1,007	(1,134)	391	847	864	66
Head Office	(1,966)	(495)	(147)	(119)	(1,699)	(368)	(197)	(172)	(126)	227
Barclays Non-Core	-	(409)	-	-	-	-	-	(221)	(188)	(493)
Africa Banking discontinued operation	-	(2,335)	-	-	-	-	-	(1,533)	(801)	(52)
Barclays Group	1,611	(503)	1,049	1,280	(718)	(1,245)	626	(1,357)	228	138

Average allocated equity[1]	Q318 YTD £bn	Q317 YTD £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn
Barclays UK	13.5	13.7	13.7	13.6	13.4	13.1	14.0	13.5	13.6	13.2
Corporate and Investment Bank	26.3	25.0	26.2	26.7	25.9	24.7	25.8	24.4	24.8	24.0
Consumer, Cards and Payments	5.9	5.7	6.3	6.0	5.5	5.3	5.7	5.7	5.7	5.5
Barclays International	32.2	30.7	32.5	32.8	31.4	29.9	31.5	30.1	30.5	29.5
Head Office[2]	6.2	9.9	6.4	4.9	7.2	12.8	11.1	9.5	9.2	8.8
Barclays Non-Core	-	3.2	-	-	-	-	-	4.5	5.2	6.5
Barclays Group	51.9	57.6	52.5	51.3	52.0	55.9	56.6	57.5	58.5	58.0

Return on average allocated equity[3]	Q318 YTD %	Q317 YTD %	Q318%	Q218%	Q118%	Q417%	Q317%	Q217%	Q117%	Q416%
Barclays UK	9.4%	6.2%	14.9%	13.9%	(0.8%)	7.8%	12.3%	(8.2%)	14.1%	11.8%
Corporate and Investment Bank	9.5%	8.0%	6.6%	9.0%	12.9%	(19.9%)	5.7%	10.6%	7.8%	(1.1%)
Consumer, Cards and Payments	17.0%	14.1%	16.3%	21.6%	12.6%	7.1%	1.6%	14.1%	26.6%	9.6%
Barclays International	10.8%	9.1%	8.5%	11.3%	12.8%	(15.1%)	5.0%	11.2%	11.3%	0.9%
Barclays Group[4]	4.1%	(1.2%)	8.0%	10.0%	(5.5%)	(8.9%)	4.4%	(9.4%)	1.6%	1.0%

1	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
2	Includes the Africa Banking discontinued operation.
3	This table shows return on average equity for the Group and return on average allocated equity for both the IFRS reporting segments and sub-segments of Barclays International.
4	Includes Head Office.

Barclays PLC	53

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	Q318 YTD £m	Q317 YTD £m	Q318 £m	Q218 £m	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m
Barclays UK	1,417	1,331	558	474	385	295	440	415	476	387
Corporate and Investment Bank	1,901	1,505	456	600	844	(977)	372	642	491	(53)
Consumer, Cards and Payments	791	606	257	360	175	93	23	201	382	133
Barclays International	2,692	2,111	713	960	1,019	(884)	395	843	873	80
Barclays Group[1]	3,685	296	1,135	1,338	1,212	(894)	703	(654)	247	190

Average allocated equity[2]	Q318 YTD £bn	Q317 YTD £bn	Q318 £bn	Q218 £bn	Q118 £bn	Q417 £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn
Barclays UK	13.5	13.7	13.7	13.6	13.4	13.1	14.0	13.5	13.6	13.2
Corporate and Investment Bank	26.3	25.0	26.2	26.7	25.9	24.7	25.8	24.4	24.8	24.0
Consumer, Cards and Payments	5.9	5.7	6.3	6.0	5.5	5.3	5.7	5.7	5.7	5.5
Barclays International	32.2	30.7	32.5	32.8	31.4	29.9	31.5	30.1	30.5	29.5
Barclays Group[1]	51.9	57.6	52.5	51.3	52.0	55.9	56.6	57.5	58.5	58.0

Return on average allocated equity excluding litigation and conduct[3]	Q318 YTD %	Q317 YTD %	Q318%	Q218%	Q118%	Q417%	Q317%	Q217%	Q117%	Q416%
Barclays UK	13.9%	13.0%	16.3%	13.9%	11.5%	9.0%	12.6%	12.3%	14.0%	11.7%
Corporate and Investment Bank	9.6%	8.0%	7.0%	9.0%	13.0%	(15.8%)	5.8%	10.5%	7.9%	(0.9%)
Consumer, Cards and Payments	17.8%	14.2%	16.4%	23.8%	12.7%	7.1%	1.6%	14.1%	26.7%	9.7%
Barclays International	11.1%	9.2%	8.8%	11.7%	13.0%	(11.8%)	5.0%	11.2%	11.4%	1.1%
Barclays Group[1]	9.5%	0.7%	8.6%	10.4%	9.3%	(6.4%)	5.0%	(4.5%)	1.7%	1.3%

1	Includes Head Office.
2	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
3

This table shows return on average equity excluding litigation and conduct for the Group and return on average allocated equity excluding litigation and conduct for both the IFRS reporting segments and the sub-segments of Barclays International.

Barclays PLC	54

Shareholder Information

Results timetable[1]	Date
2018 Full Year Results and Annual Report	21 February 2019

				% Change[3]
Exchange rates[2]	30.09.18	30.06.18	30.09.17	30.06.18	30.09.17
Period end - USD/GBP	1.30	1.32	1.34	(2%)	(3%)
YTD average - USD/GBP	1.35	1.38	1.28	(2%)	5%
3 month average - USD/GBP	1.30	1.36	1.31	(4%)	(1%)
Period end - EUR/GBP	1.12	1.13	1.14	(1%)	(2%)
YTD average - EUR/GBP	1.13	1.14	1.15	(1%)	(2%)
3 month average - EUR/GBP	1.12	1.14	1.11	(2%)	1%

Share price data
Barclays PLC (p)	171.78	189.00	193.35
Barclays PLC number of shares (m)	17,127	17,110	17,043

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	55

Glossary of Terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.

‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.

‘Advanced Measurement Approach’ Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movements over a predefined time horizon.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

Barclays PLC	56

Glossary of Terms

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in BAGL is now classified as an Available for Sale asset.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclaycard Consumer UK’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Barclays or Barclays Group’ Barclays PLC together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC together with its subsidiaries.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays International’ The division of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

Barclays PLC	57

Glossary of Terms

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The division of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision (BCBS) aiming to strengthen the regulation, supervision and risk management of banks.

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach’ (BIA) for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Bank’s capital adequacy or financial strength expressed as a percentage of risk weighted assets.

Barclays PLC	58

Glossary of Terms

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating risk weighted assets (RWA) for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital those are eligible to satisfy capital requirements under CRD IV.

‘Capital risk’ The risk that the bank has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the bank’s pension plans.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

Barclays PLC	59

Glossary of Terms

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.

‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of risk weighted assets.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the United States assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the bank to meet its legal obligations including regulatory or contractual requirements.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Consumer, Cards and Payments’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s Common Equity Tier 1 (CET1) ratio falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See Contingent Capital Notes.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

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‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomic conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of Risk Weighted Assets, a component of Risk weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

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Glossary of Terms

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRLs (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.

‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

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Glossary of Terms

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Effective Expected Positive Exposure (EEPE)’ The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

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Glossary of Terms

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the United States of America, in charge of making the country’s monetary policy.

‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating risk weighted asset values.

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‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.

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Glossary of Terms

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data Protection Regulations’ General Data Protection Regulation (GDPR) (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union (EU).

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the phasing in of the application of instrument eligibility rules which allows CRR non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group Service Company’ or ‘BSerL’ or ‘BX’ or ‘Barclays Execution Services’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

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Glossary of Terms

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘IFRS9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment Coverage Ratio’ Impairment allowance held against balances in a specific portfolio expressed as a percentage of balances in the specific portfolio.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.

‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

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Glossary of Terms

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the bank is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

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Glossary of Terms

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Barclays Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the bank to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the bank is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

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Glossary of Terms

‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the bank’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

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Glossary of Terms

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘MiFid2’ The Markets in Financial Instruments Directive 2004/39/EC (known as “MiFID”[1]) as subsequently amended [2] is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments are proposed to align MREL and TLAC requirements for EU G-SIBs.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

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Glossary of Terms

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income (NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notable items’ Notable items are considered to be significant items impacting comparability of performance and are shown for each of the business segments.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Open Banking’ PSD2 and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.

‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

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Glossary of Terms

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Barclays Group’s tangible equity and the amounts allocated to businesses.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

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Glossary of Terms

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Barclays Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

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Glossary of Terms

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Barclays Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the bank’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

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Glossary of Terms

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average Risk Weighted Assets.

‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

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Glossary of Terms

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Stage3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

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Glossary of Terms

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

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Glossary of Terms

‘Tangible shareholders equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision (BCBS) as part of Basel III applicable to banks’ wholesale trading activities.

‘The Standardised Approach’ (TSA) for operational risk. Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk.

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Glossary of Terms

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unidentified Impairment (UI)’ Impairment for losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

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Glossary of Terms

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2018. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30.06.18
(000)
Share Capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	17,110,049

£m

Group equity

Called up share capital	4,278

Share premium account[1]	17,866

Other reserves[2]	4,532

Other equity instruments[3]	8,938

Retained earnings[4]	25,441

Total equity excluding non-controlling interests	61,055

Non-controlling interests	2,113

Total equity	63,168

Group indebtedness[5]

Subordinated liabilities	20,095

Debt securities in issue	78,404

Total indebtedness	98,499

Total capitalisation and indebtedness	161,667

Group contingent liabilities and commitments

Guarantees and letters of credit pledged as collateral security	14,844

Performance guarantees, acceptances and endorsements	4,479

Total contingent liabilities	19,323

Documentary credits and other short-term trade related transactions	1,055

Standby facilities, credit lines and other commitments	312,161

Total commitments	313,216

1

As at 30 September 2018, the share premium account had decreased to £20m. On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

2

As at 30 September 2018, other reserves had decreased to £4,217m driven by decreases in the cash flow hedging reserve and fair value through other comprehensive income reserve, partially offset by an increase in the currency translation reserve during the quarter.

3	As at 30 September 2018, other equity instruments had increased to £10,843m driven by issuances during the quarter.
4	As at 30 September 2018, retained earnings had increased to £43,807m driven by the capital reorganisation as outlined in point 1 and profits, partially offset by dividends paid during the quarter.
5	“Group indebtedness” includes interest accrued as at 30 June 2018 in accordance with International Financial Reporting Standards.

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